Exhibit 99.1

Notice of 2012 Annual Meeting of Shareholders

2012 Management Information Circular

YAMANAGOLD

Notice of 2012 annual meeting of shareholders	2
2012 management information circular	3
About this document	3
About the shareholder meeting	4
Governance	19
Compensation	33
Other information	67
Appendixes	68

You’re invited

The board of directors of Yamana Gold Inc. is pleased to invite you to the 2012 annual meeting of shareholders on May 2, 2012. The meeting will be held at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario beginning at 11 a.m. (Toronto time).

Come meet with the board and senior management to hear about the market for gold, our performance in 2011 and our plans for the future.

It’s important to vote your shares – you can vote in person at the meeting or vote by proxy. The enclosed management information circular discusses the items of business and the voting process.

We look forward to seeing you on May 2, 2012.

Notice of 2012 annual meeting of shareholders

You’re invited to our 2012 annual meeting of shareholders:

When:	Wednesday, May 2, 2012	Where:	Design Exchange
	11 a.m. (Toronto time)		Toronto-Dominion Centre
234 Bay Street
Toronto, Ontario

Five items of business

1. Receive management’s report to shareholders, the audited consolidated financial statements for the year ended December 31, 2011 and the auditors’ report

2. Elect directors

3. Appoint the auditors

4. Have a ‘say on pay’

5. Transact other business that may properly come before the meeting

If you owned common shares of Yamana Gold Inc. at the close of business on March 9, 2012 (as set by the board of directors), you’re entitled to receive notice of and vote at our 2012 annual meeting, or any meeting that is reconvened if the annual meeting is adjourned.

Your package includes this notice, our 2012 management information circular, a proxy form, and a consent form to receive supplemental mailings and documents electronically if you’re a registered shareholder.

You can vote your shares by proxy if you’re unable to attend the meeting. Take some time to read the attached management information circular for details about the items of business and the voting process.

If you have any questions about voting or the meeting, call Kingsdale Shareholder Services Inc. at 1.800.749.9890 toll-free in North America, or 416.867.2272 outside of North America. Or send an email to contactus@kingsdaleshareholder.com.

By order of the board of directors,

“Peter Marrone”

Peter Marrone

Chairman and Chief Executive Officer

Yamana Gold Inc.

Toronto, Ontario

March 20, 2012

If you’re a non-registered (or beneficial) shareholder, your package includes a proxy or voting instruction form, the consent form and a copy of our 2011 annual report if you requested a copy. You can also access the report on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the United States Securities and Exchange Commission website (www.sec.gov).

2012 management information circular

About this document

You’ve received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 9, 2012 (as set by the board of directors), and are entitled to vote at our 2012 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, however you may also be solicited personally by a Yamana employee, or contacted by phone by a representative of Kingsdale Shareholder Services Inc. (Kingsdale). We’ve retained Kingsdale for approximately $65,000 to provide services related to the meeting. We pay all costs for proxy solicitation.

Information in this circular is as of March 20, 2012, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the noon exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

The board has approved the contents of this circular and has authorized us to send it to all shareholders of record on March 9, 2012.

By order of the board,

“Peter Marrone”

Peter Marrone

Chairman and Chief Executive Officer

Yamana Gold Inc.

Toronto, Ontario

March 20, 2012

In this document, you and your mean holders of common shares of Yamana Gold Inc. We, us, our, Yamana and Yamana Gold mean Yamana Gold Inc. Circular means our 2012 management information circular.

About Kingsdale

Kingsdale Shareholder Services Inc. is providing us with proxy solicitation and other services for our 2012 annual meeting. This includes contacting shareholders on our behalf, liaising with proxy advisory firms, and reviewing this circular among other things.

If you have any questions, you can call Kingsdale at 1.800.749.9890 (toll-free in North America), or at 416.867.2272.

About the shareholder meeting

Voting

Who can vote

Holders of our common shares as of March 9, 2012 are entitled to vote at our 2012 annual meeting. Each common share entitles the holder to one vote on each item of business.

According to the terms of the Canada Business Corporations Act, we’ll prepare a list of all shareholders of record who are entitled to vote at the meeting and our transfer agent, CIBC Mellon Trust Company (CIBC Mellon), will have a copy at their office for viewing upon request. A copy of the list will also be available at the meeting. (Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon.)

As of March 20, 2012, we had 745,975,842 common shares issued and outstanding. To the best of their knowledge, management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares or other voting securities carrying more than 10 percent of the voting rights attached to any class of these securities.

Registered shareholders

You’re a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:

• an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan (your nominee), or

• a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Voting by proxy

Registered shareholders

You can vote in person or vote by proxy. Voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and do not indicate your voting instructions, they will vote your shares:

• for the appointment of the auditors

• for the nominated directors

• for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to CIBC Mellon. CIBC Mellon must receive the completed form by 4 p.m. (Toronto time) on Monday, April 30, 2012. If the meeting is adjourned, CIBC Mellon must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened.

Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. If you do not indicate your voting instructions, your proxyholder can vote as he or she sees fit.

Voting in person

If you want to attend the meeting and vote in person, do not return the form because you will cast your vote at the meeting.

How to send us your proxy form

You can send your completed proxy form to CIBC Mellon in any of the following ways:

Phone	1.866.206.4382 (toll-free in North America)

Fax	416.368.2502 or
1.866.781.3111 (toll-free in North America)

Mail	CIBC Mellon Trust Company
Attention: Proxy Department
P.O. Box 721
Agincourt, Ontario M1S 0A1

Or submit your	Go to: https://www.proxypush.ca/yri
voting instructions	Enter the 12-digit control number printed on the form and follow the
via the internet	instructions on screen

If you have any questions about internet voting, please call 1.866.206.4382.

At the time of printing this circular, management is not aware of any amendments, variations or other matters to come before the meeting. If other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

Non-registered shareholders

Securities laws require us to send the meeting materials to the intermediaries and clearing agencies so they can distribute them to our non-registered shareholders. These materials include the notice of the meeting, the circular, a proxy or voting instruction form, a consent form to receive supplemental mailings and documents by electronic delivery.

Intermediaries and clearing agencies must forward the meeting materials to non-registered shareholders unless the shareholder has waived the right to receive them. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

If you’re a non-registered shareholder and have not waived the right to receive the materials, your package includes either a voting instruction form (not signed by your intermediary), or a proxy form (signed by your intermediary).

Voting instruction form, not signed by your intermediary

This is a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information.

Complete the form, sign it and follow the instructions for affixing the label to the form before sending the completed form to your intermediary or service provider. You must properly affix the label for the form to be valid.

Proxy form, signed by your intermediary

This form is typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form, because it has already been signed by your intermediary.

Either form instructs your intermediary (the registered shareholder) to vote your shares according to your instructions. Be sure to send back your completed form as soon as possible so they have enough time to carry out your voting instructions.

Voting in person

If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on April 30, 2012, or give it to the chairman of the meeting on the day of the meeting or in any other manner permitted by law.

Non-registered shareholders

To revoke your proxy, follow the instructions provided by your intermediary.

None of the nominated directors or our executives, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business.

In addition, no informed person or nominated director, or their associates or affiliates, have a direct or indirect material interest in any transaction or proposed transaction which has had or will have a material effect on Yamana or any of our subsidiaries.

Business of the meeting

The meeting will cover five items of business:

Receive the financial statements

You’ll receive management’s report to shareholders, our audited consolidated financial statements for the year ended December 31, 2011 and the auditors’ report.

Elect directors

You’ll vote on electing 11 directors to the board for a term of one year. All of the nominated directors currently serve on our board and all of them have expressed their willingness to serve.

You can vote for or withhold your vote for the following:

1. Peter Marrone

2. Patrick J. Mars

3. John Begeman

4. Alexander Davidson

5. Richard Graf

6. Robert Horn

7. Nigel Lees

8. Juvenal Mesquita Filho

9. Carl Renzoni

10. Antenor F. Silva, Jr.

11. Dino Titaro

Management recommends you vote for the nominated directors.

Appoint the auditors

You’ll vote on appointing Deloitte & Touche LLP, Chartered Accountants (Deloitte) as our external auditors until the end of the next annual meeting. Deloitte have been our auditors since Yamana was incorporated in 1995.

Management recommends you vote for the appointment of Deloitte as our auditors.

About the auditors

The table below shows the fees paid to Deloitte in 2011 and 2010 for audit and audit-related services.

Cdn$, year ended December 31	2011	2010
Audit fees	$2,993,000	$3,050,000
for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada
Audit-related fees	$183,000	$142,000
for services related to:
• the review of our interim unaudited consolidated financial statements
• statutory audits of other subsidiary companies
• translation services, consultation
• consultations and audit of the conversion to International Financial Reporting Standards (IFRS)
Tax fees	$63,000	—
for work relating to tax compliance, tax advice and tax planning
All other fees	—	—
Total fees	$3,239,000	$3,192,000

Have a ‘say on pay’

We’re committed to continually enhancing our corporate governance practices. As announced in 2011, our shareholders will have an opportunity to participate in an advisory vote on our approach to executive compensation, as described in this circular.

We’ve adopted a shareholder advisory vote on executive compensation because we believe it’s important to have regular and constructive engagement with our shareholders and to receive shareholder feedback on this issue. We’ll be conducting the advisory vote every three years.

Other business

We’re not aware of any other business to be properly brought before the meeting.

The nominated directors

According to our articles, our board must have three to 15 directors. This year the board has decided that 11 directors will be elected to the board.

Shareholders can vote for or withhold their vote for electing each nominated director.

The nominated directors represent a strong and diverse mix of skills in finance, mining, sustainability, metallurgy, mergers and acquisitions and international business — key skills for overseeing our affairs and guiding our strategic growth.

All of the nominated directors currently serve on our board, and each has expressed his willingness to serve on our board for another term. Management does not believe that any of them will not be able to serve. If for any reason this happens prior to our meeting, your proxyholder can vote for any other person to fill the role.

Each elected director will hold office for a term of one year until the end of our next annual meeting, unless he steps down for any reason under the terms of our by-laws.

Majority voting

The corporate governance and nominating committee will review the voting results and make recommendations to the board about each director’s suitability to continue to serve as a member of our board.

In addition, any director who receives more withheld than for votes will tender his resignation to the board.

The corporate governance and nominating committee will review the vote and recommend to the board whether to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

This policy only applies when director elections are uncontested.

Director profiles

Each of the 11 nominated directors is profiled below, including his background and experience, areas of expertise, committee memberships, meeting attendance in 2011, share ownership and other public company boards and board committees he’s a member of.

Holdings of common shares and DSUs are based on information provided by each nominated director as of December 31, 2011. The nominated directors may beneficially own the shares and DSUs, directly or indirectly, or exercise control or direction over them.

PETER MARRONE (CHAIRMAN AND CHIEF EXECUTIVE OFFICER)

Age: 52	Director since July 2003
Ontario, Canada

Areas of expertise

• mergers and acquisitions

• finance

Mr. Marrone founded Yamana as President and Chief Executive Officer in July 2003. Mr. Marrone was appointed Chairman of Yamana in May 2007. Mr. Marrone has more than 25 years of business and capital markets experience and has been on the boards of a number of public companies and advised companies with a strong South American presence. Mr. Marrone holds a Bachelor of Laws degree. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with significant international experience.

Attendance
Board of directors	15 of 15 100%

Compensation
2011 compensation	$12,554,237
Amount received as DSUs	$5,691,947 / 45%

Share ownership

Yamana shares	1,000,279
DSUs	1,334,689
Total market value	$34,487,478

CEO share ownership guidelines

Currently holds over 25x annual base salary and exceeds the 3x guideline

Other public company boards and board committees during the last 5 years

MBAC Fertilizer Corp.	(since December 2009)	Compensation (Chair)
Aura Minerals Inc.	(from January 2006 to September 2009)
Vaadium Resources Ltd.	(from November 2003 to July 2008)

PATRICK J. MARS (LEAD DIRECTOR)

Age: 71	Company director
Ontario, Canada	Director since August 2001

Areas of expertise

• finance

• sustainability

Mr. Mars is a company director specializing in mine finance and analysis. He was a director of Yamana Resources when the company was founded in 2003. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served three year terms both as a Governor of the Toronto Stock Exchange and Director of the Investment Dealers Association. Presently, Mr. Mars is a director of Aura Minerals (Chairman), Carpathian Gold, SAGE Gold (Chairman) and Selwyn Resources as well as being President of P.J. Mars Investments Limited, a private company. He is also a director of the Renascent Foundation, a charitable organization.

Attendance
Board of directors	15 of 15 100%
Audit committee	5 of 5 100%
Compensation committee*	6 of 6 100%
Corporate governance and nominating committee	4 of 4 100%
Sustainability committee	2 of 2 100%

Compensation
2011 compensation	$278,877
Amount received as DSUs	$69,574 / 25%

Share ownership

Yamana shares	35,000
DSUs	18,397
Total market value	$788,674

Share ownership guidelines

Currently holds 4.5x annual board retainer and exceeds the 3x guideline

Other public company boards and board committees during the last 5 years

Aura Minerals Inc.	(since January 2006)	Audit, Nominating and corporate governance
Carpathian Gold Inc.	(since January 2003)	Audit, Corporate governance, Compensation
SAGE Gold Inc.	(since October 2002)	Audit (Chair), Compensation
Selwyn Resources Ltd.	(since August 2005)	Corporate governance, Compensation

* Mr. Mars joined the compensation committee in May 2011 and attended all meetings for the balance of 2011.

JOHN BEGEMAN

Age: 57	President and Chief Executive Officer of Avion Gold Corporation
South Dakota, United States	Director since May 2007

Areas of expertise

• sustainability

• mining

Mr. Begeman is a Professional Mining Engineer with over 35 years of mining experience. He is currently the President, CEO and director of Avion Gold Corporation and a director of Valencia Ventures Inc. He is also a director of Premier Goldmines Limited. He has previously served as Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, a M.S. in Engineering Management and an MBA.

Attendance
Board of directors	13 of 15 87%
Sustainability committee	2 of 2 100%

Compensation
2011 compensation	$224,378
Amount received as DSUs	$69,575 / 31%

Share ownership

Yamana shares	10,170
DSUs	18,397
Total market value	$421,935

Share ownership guidelines

Currently holds 2.4x annual board retainer
Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

Avion Gold Corporation	(since September 2008)	—
Valencia Ventures Inc.	(since June 2008)	Audit
Premier Goldmines Limited	(since May 2006)	Audit (Chair)
Selwyn Resources Ltd.	(since August 2005)
Central Sun Mining Inc.	(from September 2002 to March 2009)
Endeavor Mining Corporation	(from October 2001 to December 2007)
Manicouagan Minerals Inc.	(from November 2004 to January 2008)

ALEXANDER DAVIDSON

Age: 60	Company director
Ontario, Canada	Director since August 2009

Areas of expertise

• sustainability

• mining

Mr. Davidson has been a member of Yamana’s board of directors since August 2009. Mr. Davidson previously served as Executive Vice President, Exploration and Corporate Development with responsibility for Barrick Gold’s international exploration programs and corporate development activities. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the Company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 25 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition of his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

Attendance
Board of directors	15 of 15 100%
Compensation committee*	6 of 6 100%
Sustainability committee	2 of 2 100%

Compensation
2011 compensation	$222,256
Amount received as DSUs	$91,460 / 41%

Share ownership

Yamana shares	0
DSUs	9,585
Total market value	$141,570

Share ownership guidelines

Currently holds 0.8x annual board retainer
Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

Namakwa Diamonds Limited	(from December 2007 to March 2012)	Safety, health and environment
Capital Drilling Ltd.	(since May 2010)	Audit, Safety, health and environment
Kobex Minerals Inc.	(since November 2009)	Audit (June 2011), Compensation
MBAC Fertilizer Corp.	(since January 2010)	Audit, Compensation, Safety, health and environment
Chantrell Resources Inc.	(since December 2010)	Compensation
Volta Resources Inc.	(since March 2011)	Audit, Safety, health and environment
Hanna Mining	(since December 2010)	Compensation, Sustainability
RX Exploration	(since July 2011)	—
Noront Resources Ltd.	(from September 2009 to October 2011)	Compensation

* Mr. Davidson joined the compensation committee in May 2011 and attended all meetings for the balance of 2011.

RICHARD GRAFF

Age: 65	Company director
Colorado, United States	Director since October 2007

Areas of expertise

• accounting

• financial reporting

Mr. Graff is a retired partner of PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors and is chairman of the audit committees of Alacer Gold Corp. and Dynamic Materials Corporation. He also serves on the compensation committee of Alacer Gold Corp.

Attendance
Board of directors	15 of 15 100%
Audit committee	5 of 5 100%

Compensation
2011 compensation	$235,126
Amount received as DSUs	$69,575 / 30%

Share ownership

Yamana shares	3,325
DSUs	18,397
Total market value	$320,834

Share ownership guidelines

Currently holds 1.8x annual board retainer
Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

Dynamic Materials Corporation	(since June 2007)	Audit (Chair)
Alacer Gold Corp.	(since June 2008)	Audit (Chair), Compensation
Meridian Gold Inc.	(from October 2005 to October 2007)	Audit (Chair), Corporate governance

ROBERT HORN

Age: 69	Company director
British Columbia, Canada	Director since October 2007

Areas of expertise

• sustainability

• mining

Mr. Horn is a registered professional geoscientist in the Province of Ontario with over 40 years international experience in exploration and mining. He graduated in Geology from the University of Exeter, UK, with BSc (Hons) in 1965 and from University College, London with MSc in 1967. During his career he worked in Zambia and Australia in exploration, ore assessment, grade control and production; was technical adviser to Vale’s non-ferrous metal exploration program in Brazil and Exploration Manager, Europe and Vice President, Exploration, Canada, for BP Minerals. On BP’s withdrawal from Canada he worked first as Vice President Exploration of the FMC Gold Company in the USA, Mexico and Chile and from 1995 as Vice President Exploration with Inco Limited, working in Canada, Latin America, China and Indonesia. He has served on the boards of several public companies and was President of Exmibal, a nickel-mining company, owned jointly by Inco and the Guatemalan government. He retired from Inco in 2004. He has served on the expert committees of the International Atomic Energy Agency/Nuclear Energy Agency in Brussels and in the European Union and on the Geological Survey of Canada Advisory Committee in Ottawa and was Chair of the Ontario Geological Survey Advisory Board. He received the A.O. Dufresne Award in 2004 for services to Canadian mineral exploration.

Attendance
Board of directors	15 of 15 100%
Compensation committee	8 of 8 100%
Sustainability committee	2 of 2 100%

Compensation
2011 compensation	$227,628
Amount received as DSUs	$69,575 / 31%

Share ownership

Yamana shares	4,060
DSUs	18,397
Total market value	$331,690

Share ownership guidelines

Currently holds 1.9x annual board retainer
Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

Meridian Gold Inc.	(from May 2004 to October 2007)
Skye Resources Inc.	(from May 2006 to August 2008)
Finnmetal Mining Ltd.	(from January 2007 to March 2008)

NIGEL LEES

Age: 68	President and Chief Executive Officer of SAGE Gold Inc.
Ontario, Canada	Director since June 2005

Areas of expertise

• finance

Mr. Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange as well as on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc., which merged with Kinross Gold in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

Attendance
Board of directors	14 of 15 93%
Audit committee*	3 of 3 100%
Compensation committee	8 of 8 100%

Compensation
2011 compensation	$245,128
Amount received as DSUs	$69,575 / 28%

Share ownership

Yamana shares	15,000
DSUs	18,397
Total market value	$493,274

Share ownership guidelines

Currently holds 2.8x annual board retainer
Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

SAGE Gold Inc.	(since December 2003)	—
Kenna Capital Corp.	(since March 2007)	Audit
Augyva Mining Resources Inc.	(since August 2011)	Corporate governance and nominating, Compensation
Hawk Precious Minerals Inc.	(from March 2007 to February 2010)	Audit
(now known as Noble Mineral Explorations Inc.)

* Mr. Lees was a member of the audit committee until May 2011, and attended all the 2011 meetings until that date.

JUVENAL MESQUITA FILHO

Age: 62	Company director
São Paulo, Brazil	Director since May 2008 and from July 2003 to October 2007

Areas of expertise

• finance

Mr. Mesquita has been a member of the board of Yamana since July 2003. Mr. Mesquita previously served as President of Mineração Santa Elina S/A, in Brazil, as well as a Director of Santa Elina Mines Corporation since September 1994. He has over 30 years of experience in the mining industry.

Attendance
Board of directors	15 of 15 100%
Corporate governance and nominating committee	4 of 4 100%

Compensation
2011 compensation	$203,972
Amount received as DSUs	$69,575 / 34%

Share ownership (As at March [•], 2012)

Yamana shares	272,000
DSUs	17,480
Total market value	$4,275,620

Share ownership guidelines

Currently holds 24x annual board retainer and exceeds the 3x guideline

Other public company boards and board committees during the last 5 years

Cascadero Coper Corp.	(since November 2008)	—

CARL RENZONI

Age: 73	Company director
Ontario, Canada	Director since October 2007

Areas of expertise

• finance

• mining

Mr. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc. Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.

Attendance
Board of directors	15 of 15 100%
Audit committee	5 of 5 100%
Corporate governance and nominating committee	4 of 4 100%

Compensation
2011 compensation	$224,628
Amount received as DSUs	$69,575 / 31%

Share ownership

Yamana shares	13,644
DSUs	18,397
Total market value	$473,246

Share ownership guidelines

Currently holds 2.7x annual board retainer Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

Copper Mountain Mining Corp.	(since March 2008)	Corporate governance (Chair), Audit
Meridian Gold Inc.	(from November 2000 to October 2007)
Peru Copper Inc.	(from June 2004 to May 2007)

ANTENOR F. SILVA, JR.

Age: 70	President of MBAC Fertilizer Corp.
Rio de Janeiro, Brazil	Director since July 2003

Areas of expertise

• mining

• metallurgy

Mr. Silva was appointed a Director of Yamana in July 2003. He previously served as Chief Operating Officer from July 2003 to May 2007 and as President from May 2007 until his retirement in September 2009. Mr. Silva has approximately 45 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical processes and engineering for mill plants in mining projects in Brazil, South and Central America and implementing metallurgical processes which contributed to the development of mines in Tunisia and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering, mining, and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil. Mr. Silva is currently the CEO & Vice Chairman of MBAC Fertilizer Corp.

Attendance
Board of directors	13 of 15 87%

Compensation
2011 compensation	$159,467
Amount received as DSUs	$61,018 / 38%

Share ownership

Yamana shares	400,496
DSUs	2,939
Total market value	$5,958,735

Share ownership guidelines

Currently holds 34x annual board retainer and exceeds the 3x guideline

Other public company boards and board committees during the last 5 years

MBAC Fertilizer Corp.	(since December 2009)	—
Colossus Minerals Inc.	(since August 2010)	Safety, health, environment and community

DINO TITARO

Age: 60	president and Chief Executive Officer of Carpathian Gold Inc.
Ontario, Canada	Director since August 2005

Areas of expertise

• finance

• sustainability

• mining

Mr. Titaro is currently the President and Chief Executive Officer and a director of Carpathian Gold Inc., a public mineral exploration company listed on the TSX. From 1986 to 2003, Mr. Titaro was President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario and Saskatchewan. Mr. Titaro currently sits on the board of directors of Mincor Inc., a private mineral resource company, and Royal Coal Corporation, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields.

Attendance
Board of directors	13 of 15 87%
Compensation committee	8 of 8 100%
Corporate governance and nominating committee	4 of 4 100%
Sustainability committee	2 of 2 100%

Compensation
2011 compensation	$232,128
Amount received as DSUs	$69,575 / 30%

Share ownership

Yamana shares	15,000
DSUs	18,397
Total market value	$493,274

Share ownership guidelines

Currently holds 2.8x annual board retainer
Has until December 14, 2014 to meet the 3x requirement

Other public company boards and board committees during the last 5 years

Carpathian Gold Inc.	(since January 2003)	—
Royal Coal Corporation	(since August 2010)	Safety, health and environment, Corporate governance,
Compensation, Nomination

Other information about the nominated directors

Cease trade orders, bankruptcies, penalties or sanctions

Dino Titaro was a director of Plata Peru Resources Inc. until 2009, which was ordered to cease trading in 2002 pending a proposed corporate reorganization. The reorganization was approved by shareholders but has not yet been completed. Mr. Titaro was also a director of Compressario Corp., which was ordered to cease trading in 2003 because it had not filed its 2002 annual audited financial statements. The company subsequently became insolvent and is now inactive. In addition, Mr. Titaro resigned as a director of Cogient Corp. effective July 31, 2006. On August 22, 2006 a cease trade order was issued and a receiver was appointed by the court on December 8, 2006. On February 7, 2007 all of the assets of Cogient Corp. vested in the Trustee Corporation, as trustee for the debenture holders under a trust indenture dated December 24, 2002.

None of the other nominated directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Yamana) that during their term or within a year of leaving the role has been subject to a penalty, sanction or bankruptcy, insolvency or any other issue that would likely be considered important to a reasonable shareholder in deciding whether to vote for the nominated director.

Serving together on other boards

Some directors serve together on other public company boards and one board committee:

Director	Other public company boards	Board committees
Patrick Mars	Carpathian Gold Inc.	—
Dino Titaro
Nigel Lees	SAGE Gold Inc.	—
Patrick Mars
Alexander Davidson	MBAC Fertilizer Corp.	Compensation
Peter Marrone		Compensation
Antenor Silva		—

Meeting attendance

The table below shows the director attendance record for 2011. All directors also attended the 2011 annual meeting of shareholders.

			Audit		Compensation		Corporate governance and		Sustainability
	Board		committee		committee		nominating committee		committee
Director	Number	%	Number	%	Number	%	Number	%	Number	%
Peter Marrone	15/15	100	—	—	—	—	—	—	—	—
Patrick Mars	15/15	100	5/5	100	6/6	100	4/4	100	2/2	100
John Begeman	13/15	87	2/2	100	—	—	—	—	2/2	100
Alexander Davidson	15/15	100	—	—	6/6	100	—	—	2/2	100
Richard Graff	15/15	100	5/5	100	—	—	—	—	—	—
Robert Horn	15/15	100	—	—	8/8	100	—	—	2/2	100
Nigel Lees	14/15	93	3/3	100	8/8	100	—	—	—	—
Juvenal Mesquita Filho	15/15	100	—	—	—	—	4/4	100	—	—
Carl Renzoni	15/15	100	5/5	100	—	—	4/4	100	—	—
Antenor Silva	13/15	87	—	—	—	—	—	—	—	—
Dino Titaro	13/15	87	—	—	8/8	100	4/4	100	2/2	100
Overall attendance		96%		100%		100%		100%		100%

Notes

• Mr. Marrone and Mr. Silva were not members of any board committee in 2011.

• Mr. Mars and Mr. Davidson joined the compensation committee in May 2011 and attended all meetings for the balance of 2011.

• Mr. Lees was a member of the audit committee until May 2011 and attended all the meetings in 2011 until that date.

• Mr. Begeman joined the audit committee in May 2011 and attended all meetings for the balance of 2011.

• On March 4, 2011, a sub-committee of the board held a meeting. Two members of the sustainability committee were required to attend as delegated by the board. Mr. Begeman and Mr. Titaro attended this meeting.

• On November 1, 2011, Mr. Graff and Mr. Renzoni were invited to a portion of the meeting of the compensation committee.

Governance

As an international mining company, we’re committed to the highest standards of governance and stewardship. Our board and management recognize the importance of governance in effectively managing the company, protecting employees and shareholders and enhancing shareholder value.

Our governance practices meet the applicable requirements in Canada and the United States and best practices in general. We also monitor governance developments to ensure our practices remain current and appropriate.

Our practices meet the following Canadian requirements:

• National Policy 58-201, Corporate Governance Guidelines — best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance

• National Instrument 58-101, Disclosure of Corporate Governance Practices — governance disclosure rules

• National Instrument 52-110, Audit Committees — audit committee rules about independence and financial expertise of its members.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

Core values

We’re committed to conducting business according to the letter and spirit of the law and our high standards of ethical business conduct.

Our core values shape the way we do business and meet our commitments to our people, the marketplace and the communities where we work. We believe they also help determine our success.

Ethical conduct

Our reputation for integrity is our most precious asset.

The board encourages and promotes a culture of integrity and ethical business conduct by:

• promoting compliance with applicable laws, rules and regulations in all jurisdictions where we do business

• providing guidance to directors, officers and employees to help them recognize and deal with ethical issues

• promoting a culture of open communication, honesty and accountability, and

• ensuring awareness of disciplinary action for violations of ethical business conduct.

The board takes steps to ensure that our directors, executives and employees use independent judgment and are familiar with our code of conduct, the rules for reporting conflicts of interest and the need to receive direction from the Lead Director and the Chairman and Chief Executive Officer (CEO) about any potential conflicts of interest.

Code of conduct

Our code of conduct is Yamana’s guide to behaviour and conduct, and protects our reputation. The code applies to everyone at Yamana regardless of title, stature or tenure. This includes our directors, executives and every employee in every country or jurisdiction where we do business, as well as any party acting on our behalf or representing us (like contractors, agents and consultants).

Yamana’s 10 core values

• entrepreneurial spirit

• operational excellence

• continuous improvement

• transparency

• safe work environment

• ethical attitude

• responsive to local communities

• responsibility

• respect for the environment

• integrity

The code of conduct integrates our 10 core values and covers the following areas:

• Conducting business

• Our relationships with communities and society

• Protecting company resources and assets

• Asking questions and raising concerns

• Annual certification and pledge.

Everyone must read the code and sign a pledge every year that they will follow the standards of conduct set out in the code, seek guidance or clarification from the legal department if they are unsure of something, and immediately report any suspected violation or breach involving our:

• directors, executives or employees

• agents or third-parties acting on our behalf

• distributors, customers or end-users

• suppliers or sub-contractors

• joint venture partners.

Any potential or suspected violations of the code of conduct, or any laws, regulations or policies must be reported up the chain of command or through the Yamana Integrity Helpline (available globally 24 hours a day, seven days a week). All reports are confidential and can be made anonymously if the person wishes. There will be no retaliation against anyone who makes a report in good faith.

All reports are made to our legal department in Toronto and assigned to the appropriate department for investigation. A case manager is assigned, and all reviews and conclusions are reported back to the legal department. The legal department compiles a monthly report for the CEO and/or Chief Financial Officer (CFO) that includes the information reported through the helpline.

Any report about a known or suspected fraud that involves an executive officer or director, an employee who has a significant role in our internal controls, or any event or series of events that indicates a deterioration of our internal controls at a Yamana mine site, project development site or office will be reported immediately to the chair of the audit committee by the CEO and/or CFO.

If a report involves the chair of the audit committee, the concern will immediately be brought to the board of directors for follow-up.

If there is a report about a material misstatement or omission in our publicly released financial statements or other matter that could reasonably be expected to result in a restatement, a material misrepresentation or omission in our other disclosure documents, bribery of a government official or other alleged violation of anticorruption laws or a known or suspected fraud that involves a potential cost or loss to Yamana of more than US$10,000, the CEO and/or CFO will assess the materiality to determine if it should be reported immediately to the chair of the audit committee.

Our code of conduct has been in place for several years. The corporate governance and nominating committee reviews the code from time to time and last updated it in January 2012. A copy is available on our website (www.yamana.com).

The Yamana Integrity Program

• equal opportunity

• mutual respect and dignity

• commitment to fair labour practices

• employee health and safety

• maintaining privacy and confidentiality

• honesty

• fair competition

• avoiding conflicts of interest

• healthy supplier relationships

• avoiding anti-corruption

• healthy and productive relationships with communities and society (including environmental stewardship)

• protecting company resources and assets

• complying with insider trading policies

• respecting the internet and social media

About the Yamana board

Our board is highly engaged, and committed to strong stewardship and our long-term success.

The board is made up of 11 directors who have a strong and diverse mix of skills in finance, mining, sustainability, metallurgy, mergers and acquisitions and international business. Our Chairman is Peter Marrone, who founded Yamana Gold in 2003 and also serves as CEO. Our board also includes one director who was a member of the board of Yamana Resources in 2001, a predecessor to Yamana Gold. Another director, Antenor Silva, served as our Chief Operating Officer from 2003 to 2007 and as President from 2007 to 2009 until he retired from the company.

Independence

The board is made up of nine independent directors according to the board’s independence criteria and governance guidelines. The only exceptions are Peter Marrone because of his role as Chairman and CEO, and Antenor Silva who was President of Yamana from May 2007 to September 2009. Patrick Mars serves as the Lead Director and provides the board with independent leadership as appropriate.

The corporate governance and nominating committee monitors the performance of the board and the Chairman and CEO and believes that the combined position does not detract from the effective functioning of the board. Our position is unique because our Chairman and CEO is also the founder of the company. Both the committee and board believe Mr. Marrone’s passion, drive and leadership have been instrumental in Yamana’s success to date.

When assessing independence for audit committee purposes, the board also reviews other board and committee memberships. Five of our directors serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and other commitments and does not believe they impair the directors’ ability to effectively serve on our audit committee.

Independent lead director

The Lead Director is independent and appointed by the board. His primary focus is to provide leadership to the independent directors and ensure that the board successfully carries out its duties. The Lead Director chairs all meetings of the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is responsible for the following things among others:

• ensuring that the board understands its obligations to Yamana and our shareholders

• acting as a liaison between management and the board to ensure they maintain a professional and constructive relationship

• providing support to the corporate governance and nominating committee in developing criteria for potential director candidates and ensuring we provide new directors with adequate orientation and training

• reviewing any director conflict of interest issues as they arise

• ensuring the board has a process for assessing the performance of the Chairman and CEO and that appropriate succession, development and compensation plans are in place for senior management

• ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Chairman and CEO, and

• addressing any communication from shareholders or other stakeholders that is addressed to the independent directors of the board and determining the appropriate action.

Role of the board

The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

Its main duties involve the following, among others:

• our strategic planning process

• identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

• succession planning, including appointing senior management and training and monitoring their development

• establishing a communications policy to facilitate communications with investors and other interested parties

• the integrity of our internal controls and management information systems

• assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees — audit committee, compensation committee, corporate governance and nominating committee and sustainability committee. You can find a copy of the board charter in Appendix A and on our website (www.yamana.com).

The board meets at least once every quarter to review our business operations, corporate governance matters, our financial results and other items. It also meets after the annual meeting of shareholders. The board may meet more often depending on our affairs, business opportunities or risks facing the company.

In 2011, the board met 15 times and had a mine tour, and met in-camera at the end of each board meeting without management present. The audit committee met five times, the compensation committee met eight times, the corporate governance and nominating committee met four times and the sustainability committee met twice and also had a mine tour.

Directors are kept informed of our operations through board meetings and reports and discussions with management on matters within their particular areas of expertise.

We’ve established the following structures and processes so the board functions efficiently and effectively on behalf of shareholders:

• the board appoints a Lead Director

• the Chairman and CEO is the only member of management on the board (Mr. Marrone is the founder of the company)

• any two directors may call a board meeting, according to our by-laws

• the compensation committee reviews the compensation of the Chairman and CEO at least once a year

• the board may also appoint independent committees from time to time as it deems necessary

• the board has a policy of holding in-camera meetings with the independent directors at the end of each board and committee meeting.

Role of the chairman

The role of the Chairman of the Board is to chair all board meetings in a manner that promotes meaningful discussion, and to provide leadership so the board can effectively carry out its responsibilities.

The Chairman is responsible for the following duties, among others:

• ensuring the board works together as a cohesive team with open communication

• working with the corporate governance and nominating committee to ensure that a process is in place to evaluate the effectiveness of the board, board committees and individual directors at least once year

• acting as a liaison between the board and other members of management to ensure they maintain a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management.

Position descriptions

The board has developed written position descriptions for the Chairman of the Board, Lead Director and each board committee chair. Together with the CEO, the board has also developed a written statement of the role of the CEO and CFO.

Strategic planning

We have a clear growth strategy with the overall goal of organically increasing production by 60 percent by 2014. Strategic planning is ongoing, so we can be nimble, take advantage of opportunities to increase value or enhance operations as they arise and ensure that we remain on track.

Senior management meets formally every quarter to review our results and our progress in meeting our objectives for the year and our corporate strategy.

The board receives quarterly updates on operations, health, safety, environment and community, exploration and construction. Business development and strategic planning are also part of these discussions.

The Chairman and CEO also updates the Lead Director and the committee chairs on any significant events between regularly scheduled board meetings.

Separate board meetings are called for management and the board to discuss possible opportunities. We typically have two or three of these meetings a year. Occasionally outside advisors are invited to attend.

Risk oversight

The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business. Our Chief of Risk Management leads our risk management activities and he reports directly to the CFO.

We have a system in place to manage the various risks facing our business, including audit and financial risk, sustainability, health and safety and compensation. In light of our significant growth in eight years and evolving governance practices, in 2011 we began working on a new enterprise risk management (ERM) framework as a good business practice and to support management and employees across the company in identifying, assessing and mitigating our principal risks.

The new framework will provide current and accurate information about our major risks, and allow management to run the business more effectively by minimizing the downside risk while maximizing opportunity within our risk appetite. It involves a multi-phased approach that will enable us to:

• apply appropriate resources to address the most important risks

• formally integrate risk management into our strategic planning process and business planning

• reduce operational volatility.

Risks will be categorized using a risk register to assess and monitor their likelihood of occurring.

Audit and financial risk management

We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, our banking exposure, exposure to counterparties and current mark-to-market of financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management

Adhering to sustainability, health and safety standards is a high priority.

Protecting the health and safety of our workers is paramount, and we incent senior management to focus on:

• creating a culture where health and safety is paramount and never compromised

• ensuring strong results in safety, health and environment

• monitoring and reporting health and safety performance

• monitoring our compliance with legislative, regulatory and corporation standards for environmental, health and safety practices and issues

• recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings and regular updates on strategy development, safety, health and environmental results, business controls and other areas that are critical to our general performance and sustainability.

Compensation risk

The compensation committee oversees the review of our executive compensation plans to ensure they are properly aligned with our compensation philosophy and the regulatory expectations and requirements to ensure they do not incent inappropriate behaviour or encourage excessive risk-taking.

The committee’s independent consultant, Global Governance Advisors (GGA), conducted a review independent of management to ensure that our compensation governance framework reflects good business practices. You can read about the review on page 46.

The review confirmed that the structure and design of our executive compensation does not incent inappropriate risk taking and that our overall compensation framework is in line with standard principles and practices. We do not emphasize short-term performance indicators to reach short-term goals but, rather, include risk mitigation to ensure that sustainability and financial accountability remain a focus.

Succession planning

We have short-term contingency plans and longer-term succession plans in place for our senior management team.

The board is responsible for:

• ensuring we have an orderly succession plan for the Chairman and CEO

• reviewing the succession planning report that the Chairman and CEO provides for each member of the senior management team, including the named executives

• ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Chairman and CEO or any other member of senior management.

To assist the board, the Chairman and CEO reviews succession planning for each named executive on an ongoing basis and communicates his views with the board from time to time. He considers our future business strategy, the core skills and experience required to carry out this strategy and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The Chairman and CEO also discusses developmental opportunities with the board when potential successors have gaps in skills and experience. The board also makes sure that the directors get to know these individuals through presentations to the board and company functions where they can interact with directors more informally.

The board discusses management succession plans, which identify potential short and longer-term successors to the CEO and other executive management positions. They monitor governance developments with the combined Chairman and CEO position as part of its succession planning process. The Compensation committee maintains these succession plans through its performance assessment and compensation review every year.

Attendance

We expect our directors to attend all board meetings and all of their committee meetings in person, although attendance by telephone is allowed in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance), and to stay for the entire meeting, so they can actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he is expected to contact the Chairman and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:

• Directors who are residents of Canada or the United States and are unable to attend at least 75 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

• Directors who are residents of other countries and are unable to attend at least 60 percent of the regularly scheduled board and/or committee meetings must are tender their resignations to the chair of the corporate governance and nominating committee.

The attendance policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Director education

We have an orientation program for new directors and continuing education for longer serving directors.

Director orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

• written information about the duties and obligations of directors

• information about our business and operations

• documents from recent board meetings

• opportunities for meetings and discussion with senior management and other directors.

Continuing education

The board recognizes the importance of ongoing director education and the need for each director to be personally responsible for this process. Each director receives a reference book that contains various policies and other company information for directors to familiarize themselves.

The corporate governance and nominating committee also conducts the following as part of our continuing education program:

• periodically canvasses the directors to determine their training and education needs and interests

• arranges site visits for directors to see our facilities and operations

• arranges funding for directors to attend seminars or conferences of interest and relevant to their position as a director and member of our board committees

• encourages and facilitate presentations by outside experts to the board or committees on matters of particular importance or emerging significance.

Our continuing education program included the following sessions in 2011:

Month	Presenter	Topic	Directors attended
January 9	Global Governance Advisors	Compensation and corporate governance	Board (Peter Marrone, Patrick Mars, Alexander Davidson, Richard Graff, Robert Horn, Juvenal Mesquita Filho, Antenor Silva, Dino Titaro)
January 17-21	Senior management, Operations, Exploration and Construction	Mine tour (Minera Florida, Gualcamayo and El Peñon)	Sustainability committee (John Begeman, Alexander Davidson, Robert Horn, Patrick Mars)
February 14-18	Senior management, Operations, Exploration and Construction	Mine tour (Minera Florida, Gualcamayo and El Peñon)	Board (Richard Graff, Nigel Lees, Carl Renzoni, Dino Titaro)
February 22	Senior management, Accounting	International Financial Reporting Standards (IFRS)	Audit committee (Richard Graff, Nigel Lees, Patrick Mars, Carl Renzoni)
August 2	Ernst & Young	Fraud and Corruption in Metals and Mining Industry	Board (Peter Marrone, Patrick Mars, John Begeman, Alexander Davidson, Richard Graff, Robert Horn, Juvenal Mesquita Filho, Antenor Silva, Dino Titaro)
August 2	Former Chief Policy Advisor to Mexican President	Economic and Political Climate in Mexico	Board (Peter Marrone, Patrick Mars, John Begeman, Alexander Davidson, Richard Graff, Robert Horn, Juvenal Mesquita Filho, Antenor Silva, Dino Titaro)

The Chairman and CEO works with the corporate governance and nominating committee to ensure both programs remain current.

Board assessment

The board has a formal process for assessing board and committee performance and the contributions of individual directors every year, carried out by the corporate governance and nominating committee.

This includes director and committee questionnaires developed by the board and the corporate governance and nominating committee, combined with one-on-one discussions with the Chairman of the Board about the board operations and performance of each director. The Chairman and chair of each committee also have self-assessment discussions where directors are encouraged to make suggestions for improving board or committee practices to increase overall effectiveness.

The committee chair summarizes the questionnaire responses in a report to the board and distributes it to the directors for discussion. The survey process in 2011 concluded the board was working effectively.

The committee also reviews with the board at least once a year the required skills and characteristics of prospective candidates and the overall composition of the board. Contributions by individual directors, independence qualifications as well as diversity, age, skills and experience in the context of the needs of the board are included in the review.

Board renewal

Assembling a board that has an appropriate mix of skills, experience and other qualities provides management with effective leadership and direction to support our strategic growth as a company.

The board assessment process helps the corporate governance and nominating committee determine board effectiveness and identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix and other factors. Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director as well as each director’s personality and other qualities they bring to the dynamics of an effective board are all factors that the committee takes into consideration when recruiting director candidates.

Directors must tender their resignation to the board when they turn 75.

The corporate governance and nominating committee will review and recommend to the board whether to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Contacting the board

We’re committed to shareholder engagement. Shareholders, employees and other interested parties may communicate directly with the board by contacting the Chairman and CEO or the Lead Director at:

Yamana Gold Inc.

200 Bay Street, Suite 2200

Royal Bank Plaza, North Tower

Toronto, Ontario M5J 2J3

Phone: 416.815.0220

Core skills and qualities for serving on the Yamana board

• financial literacy

• integrity and accountability

• ability to engage in informed judgment

• governance

• strategic business development

• excellent communications skills

• ability to work effectively as a team

Board committees

The board has four standing committees:

• audit committee

• compensation committee

• corporate governance and nominating committee

• sustainability committee.

All of the committees are 100 percent independent. The committees operate independently of management and report directly to the board. The board may also appoint independent or ad hoc committees from time to time as appropriate.

Audit committee

Members

Richard Graff (Chair), John Begeman, Patrick Mars and Carl Renzoni (John Begeman replaced Nigel Lees when the committees were reconstituted after the 2011 annual meeting)

The audit committee assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community. Our independent, external auditors report directly to the audit committee.

Primary duties and responsibilities

• oversee our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors

• serve as an independent and objective party to monitor our financial reporting processes and internal control systems

• review and appraise the audit activities of the external auditors

• provide open lines of communication among the independent auditors, financial and senior management and the board for financial reporting and control matters

• meet periodically with management and the external auditors.

Highlights of 2011 work plan

• reviewing and approving the quarterly and annual financial results for recommendation to the board

• reviewing our procedures to comply with The Sarbanes-Oxley Act

• managing the transition to IFRS

• reviewing our insurance programs and any potential impact on financial reporting

• monitoring risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks.

See page 7 for the fees paid to the external auditors in 2011 and 2010. You can find more information about the audit committee in our 2011 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com). The annual information form includes a copy of the audit committee charter in Schedule A.

Compensation committee

Members

Nigel Lees (Chair), Alexander Davidson, Robert Horn, Patrick Mars and Dino Titaro (Mr. Davidson and Mr. Mars joined the committee in May 2011)

The compensation committee is responsible for recommending strategy, policies and programs for compensating and developing directors and senior management.

Primary duties and responsibilities

• consider the CEO’s recommendations for total compensation for the other named executives, review peer group and other mining industry compensation data, and make recommendations to the board

• review the total compensation package for the CEO, including equity and any other compensation plans, the company’s achievement of business goals and objectives, and salaries paid to other CEOs in the mining industry and other relevant industries, and make recommendations to the board

• oversee and recommend to the board the implementation of the company’s compensation, incentive and retirement plans

• prepare a report on executive compensation every year for use in the development of the management information circular, review all executive compensation disclosure before it is publicly disclosed and make sure it accurately describes the committee’s process

• recommend director compensation

Highlights of 2011 work plan

• setting 2011 compensation for the CEO and other named executives

• reviewing the executive compensation section of the 2011 management information circular

• reviewing current trends in compensation and compensation governance

• monitoring policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

• updating the director and executive share ownership policies

• updating the policy on the executive pension plan

• updating our change of control and termination agreements with the CEO and other named executives

• setting director and committee retainers.

Corporate governance and nominating committee

Members

Patrick Mars (Chair), Juvenal Mesquita Filho, Carl Renzoni and Dino Titaro

The corporate governance and nominating committee develops Yamana’s corporate governance policies and practices, assesses the effectiveness of the board and its committees, and leads the process for recruiting and appointing directors and ensuring their ongoing development.

Primary duties and responsibilities

• recommend appropriate corporate governance policies, practices and procedures

• approve the code of conduct and other corporate governance policies, and ensure management has a system in place to enforce and monitor compliance with them

• approve the disclosure of Yamana’s corporate governance practices in the management information circular

• assess shareholder proposals to be included in the management information circular and make recommendations to the board

• assess the effectiveness of the board as a whole, the committees of the board, and the contribution of individual directors

• ensure the size and composition of the board are appropriate for effective decision-making

• ensure there is an appropriate number of independent directors on the board

• recommend selection criteria for new directors, qualified candidates, and the slate of nominees for election at the annual meeting

• retain search firms when necessary for identifying director candidates or for other reasons

• oversee the development and implementation of orientation programs for new directors, and continuing education for all directors

• review, and approve when appropriate, requests from individual directors to engage outside advisors at the company’s expense

• evaluate the functioning and effectiveness of the corporate governance and nominating committee and its members once a year

• review the committee charter at least once a year.

Highlights of 2011 work plan

• conducting the 2011 director assessment and review

• updating company policies including the code of conduct, trading and disclosure controls and information technology policies

• reviewing current trends in corporate governance

• monitoring policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

• selecting educational topics for the board

• reviewing the governance section of the 2011 management information circular.

Sustainability committee

Members

John Begeman (Chair), Alexander Davidson, Robert Horn, Patrick Mars and Dino Titaro (Patrick Mars resigned in May 2011 when the committees were reconstituted after the 2011 annual meeting)

The sustainability committee assists the board in overseeing sustainability, environmental, health and safety matters, including monitoring the implementation and management of our policies, procedures and practices relating to these four areas of corporate responsibility.

Primary duties and responsibilities

• help the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety

• identify the principal risks and the impacts related to health, safety and environment and ensure enough resources are allocated to address them

• oversee the development and implementation of corporate health, safety and environment policies and management systems, to ensure compliance with applicable laws and best management practices

• encourage, support, assist and counsel management, as requested, in developing short and long term policies and standards to ensure that the principles set out in the health, safety and environment policies are being followed

• review management’s activities in maintaining appropriate internal and external health, safety and environmental audits

• review the results of operational, health, safety and environment audits

• periodically review health, safety, and environment response compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities

• investigate, or arrange for someone to investigate, any unusual negative health, safety and environment performance, where appropriate

• review monthly and annual sustainability, health, safety and environment reports

• review and approve annual disclosure relating to our sustainability, health, safety and environment policies and activities.

Highlights of 2011 work plan

• reviewing the annual sustainability report

• conducting site visits

• reviewing the sustainability section of the 2011 management information circular

• conducting monthly reviews and monitoring reports by the safety, health environment and community department.

Compensation

DIRECTOR COMPENSATION

Compensation discussion and analysis

Our director compensation is designed to compensate directors through a combination of fees and retainers, pay competitively and align with the interests of shareholders.

Deferred share unit plan

We introduced a deferred share unit (DSU) plan in 2008 to more strongly align the interests of directors and shareholders by linking a portion of directors’ annual compensation to the future value of our common shares. Granting DSUs allows us to attract and retain directors and motivate them to demonstrate a strong commitment to the board and support the long-term growth of the company because DSUs are an at-risk investment.

DSUs vest when a director retires from the board and the units are paid out in cash based on the market value of Yamana common shares on the Toronto Stock Exchange (TSX) on the date of retirement. Under the DSU plan, market value is based on a formula using the price of a Yamana common share over the five trading days immediately preceding the retirement date (see Long-term incentives on page 49 for more information).

Directors can also receive grants of stock options under our share incentive plan, however we have not granted stock options to directors since 2009.

The Chairman and CEO does not receive director compensation because he is compensated in his role as CEO (see page 58 for details).

Share ownership

We require each non-executive director to hold a minimum level of common shares or DSUs so they have a significant investment at risk and to align their interests with those of our shareholders. Directors must meet the requirement within three years of joining the board or from the date the policy was implemented and then maintain the minimum throughout their director tenure.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs by December 14, 2014. We increased the minimum level twice in 2011 — from one to two times as of July 1, 2011, then to three times as of December 14, 2011.

The Chairman and CEO is required to hold three times his annual base salary in common shares or DSUs. The board increased the requirement to be consistent with best practices. Mr. Marrone currently holds over 25 times his annual base salary in common shares or DSUs (see page 58 for details).

Both the audit committee and the corporate governance and nominating committee recommended these changes to the board based on best governance practices and to highlight the importance both Yamana and the board place on share ownership. See the director profiles beginning on page 9 for each director’s investment at risk.

The corporate governance and nominating committee monitors compliance with the guidelines.

About DSUs

DSUs are notional share units that are in equal in value to our common shares. DSUs are paid quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately preceding the grant date. DSUs earn dividend equivalents at the same rate as those paid on our common shares.

The table below shows each director’s holdings of common shares and DSUs as of December 31, 2011. The directors have until December 14, 2014 to meet the new three times requirement.

Share ownership

Director	Director since	Common shares held (# /$)	All DSUs held (# / $)	Value of holdings ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
Peter Marrone	July 31, 2003	1,000,279 / 14,774,121	1,384,689 / 19,713,357	34,487,478	yes	28x annual base salary
Patrick J. Mars	August 16, 2001	35,000 / 516,950	18,397 / 271,724	788,674	yes	4.5
John Begeman	May 2, 2007	10,170 / 150,211	18,397 / 271,724	421,935	pending	2.4
Alexander Davidson	August 31, 2009	—	9,585 / 141,570	141,570	pending	0.8
Richard Graff	October 16, 2007	3,325 / 49,110	18,397 / 271,724	320,834	pending	1.8
Robert Horn	October 16, 2007	4,060 / 59,966	18,397 / 271,724	331,690	pending	1.9
Nigel Lees	June 16, 2005	15,000 / 221,550	18,397 / 271,724	493,274	pending	2.8
Juvenal Mesquita Filho	July 31, 2003 to October 16, 2007 May 14, 2008	272,000 / 4,017,440	17,480 / 258,180	4,275,620	yes	24
Carl Renzoni	October 16, 2007	13,644 / 201,522	18,397 / 271,724	473,246	pending	2.7
Antenor Silva	July 31, 2003	400,496 / 5,915,326	2,939 / 43,409	5,958,735	yes	34
Dino Titaro	August 5, 2005	15,000 / 221,550	18,397 / 271,724	493,274	pending	2.8

Notes

Holdings of common shares and DSUs have been converted to US dollars using the rate of Cdn$1.0170 = $1.00 on December 30, 2011 and based on the following:

• Common shares held — the closing price of Yamana common shares on the TSX of Cdn$15.02 ($14.77) on December 30, 2011

• DSUs held — the closing price of Yamana common shares on the TSX on December 30, 2011 and converted into US dollars.

Components

Our compensation program has three components:

• board and committee retainers (DSUs and cash)

• meeting fees

• stock options (none granted since 2009).

As of July 1, 2011, directors receive half their annual board retainer in cash and half in DSUs. Previously it was paid two-thirds in cash and one-third in DSUs. Directors can decide once a year to receive a larger portion of their annual retainer in DSUs. DSUs vest and are paid out when a director is no longer a member of the board.

We expect directors to attend the meetings in person, however they can attend the meetings by teleconference.

Retainers and fees are paid quarterly and withholding taxes apply. We also reimburse directors for reasonable travel and out-of-pocket expenses related to attending board and committee meetings and other board duties.

Directors can also receive grants of stock options under our share incentive plan to reward them for longer term growth of the company they helped create, however we have not granted stock options to directors since 2009.

2011 director fee schedule

Component	From July 1, 2010 to June 30, 2011	As of July 1, 2011
Retainers
Annual board retainer	$155,000	$175,000	(paid 50% in
(all directors except the Chairman)			cash and 50%
Additional fee (for Lead Director)	25,000	30,000	in DSUs)
Committee chair retainers
• Audit committee	$15,000	$20,000
• Compensation committee	15,000	20,000
• Corporate governance and nominating committee	10,000	12,500
• Sustainability committee	10,000	12,500
Meeting fees (for each meeting attended)
• Board	$2,000	$2,000
• Audit committee chair	2,000	2,000
• Audit committee member	2,000	2,250
• Compensation committee chair	1,500	2,000
• Compensation committee member	1,500	2,250
• Corporate governance and nominating committee chair	1,500	1,500
• Corporate governance and nominating committee member	1,500	1,750
• Sustainability committee chair	1,500	1,500
• Sustainability committee member	1,500	1,750
Consulting fees at mine site (per diem)	$2,000	$2,000

In 2011, we paid the directors, not including Mr. Marrone, a total of $2,253,588 in compensation ($1,442,068 of this was paid in cash). Mr. Marrone does not receive any director compensation as Chairman because he is compensated in his role as CEO.

2011 compensation details

Director compensation table

The table below shows the compensation paid for the year ended December 31, 2011.

Mr. Mars receives an additional fee for serving as Lead Director. Mr. Marrone does not receive any director compensation because he is compensated in his role as CEO.

	Fees	Share-based	Option-based	Non-equity incentive	All other
	earned	awards	awards	plan compensation	compensation	Total
Name	($)	($)	($)	($)	($)	($)
Patrick J. Mars	196,667	69,575	—	—	12,637	278,878
John Begeman	142,167	69,575	—	—	12,637	224,378
Alexander Davidson	119,542	91,460	—	—	11,255	222,256
Richard Graff	152,915	69,575	—	—	12,637	235,126
Robert Horn	145,417	69,575	—	—	12,637	227,628
Nigel Lees	162,917	69,575	—	—	12,637	245,128
Juvenal Mesquita Filho	131,917	69,575	—	—	2,481	203,972
Carl Renzoni	142,417	69,575	—	—	12,637	224,628
Antenor Silva	98,194	61,018	—	—	255	159,467
Dino Titaro	149,917	69,575	—	—	12,637	232,128

Notes

• Share-based awards is the grant value converted to US dollars based on the exchange rate of Cdn$1.0170 = $1.00 on December 30, 2011.

• All other compensation includes fees paid for mine site visits and dividend equivalents earned on the DSUs.

• Mr. Silva received Cdn$83,333 in consulting fees in 2011 as part of a consulting agreement with Yamana to provide operating and technical consulting services after he retired from Yamana as President in 2009. The agreement expired on February 28, 2011.

The next table shows the breakdown of the total fees earned in the first column of the table above.

	Retainers		Attendance fees
		Committee	Board	Committee	Total fees
	Board	chair	meetings	meetings	earned
Name	($)	($)	($)	($)	($)
Patrick J. Mars	95,417	38,750	30,000	32,500	196,667
John Begeman	95,417	11,250	28,000	7,500	142,167
Alexander Davidson	73,542	—	30,000	16,000	119,542
Richard Graff	95,417	17,498	30,000	10,000	152,915
Robert Horn	95,417	—	30,000	20,000	145,417
Nigel Lees	95,417	17,498	28,000	22,000	162,915
Juvenal Mesquita Filho	95,417	—	30,000	6,500	131,917
Carl Renzoni	95,417	—	30,000	17,000	142,417
Antenor Silva	78,194	—	20,000	—	98,194
Dino Titaro	95,417	—	28,000	26,500	149,917

Incentive plan awards

Outstanding option-based and share-based awards

The table below shows the outstanding incentive plan awards as of December 31, 2011.

	Option-based awards				Share-based awards
	Number of				Number of	Market or	Market or payout
	securities			Value of	shares or	payout value	value of share-
	underlying	Option		unexercised	units of shares	of share-based	based awards
	unexercised	exercise	Option	in-the-money	that have not	awards that have	not paid out or
	options	price	expiration	options	vested	not vested	distributed
Name	(#)	($)	date	($)	(#)	($)	($)
Patrick J. Mars	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—
John Begeman	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—
Alexander Davidson	8,000	11.97	December 18, 2014	22,400	9,585	141,570	—
Richard Graff	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—
Robert Horn	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—
Nigel Lees	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—
Juvenal Mesquita Filho	8,000	12.28	May 29, 2014	19,920	17,480	258,180	—
Carl Renzoni	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—
Antenor Silva	160,000	9.74	May 12, 2014	804,800	34,939	516,049	—
Dino Titaro	8,000	12.28	May 29, 2014	19,920	18,397	271,724	—

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.0170 = $1.00 on December 30, 2011.

Option-based awards

• Of the options expiring on May 29, 2014, one-third vested on grant, one-third on May 29, 2010 and one-third on May 29, 2011.

• Value of unexercised in-the-money options is based on the difference between the option exercise price and the market price of Yamana common shares of Cdn $15.02 ($14.77) on the TSX on December 30, 2011.

Share-based awards

• Market or payout value of share-based awards (all unvested) has been calculated using the market price of Yamana common shares of Cdn $15.02 ($14.77) on the TSX on December 30, 2011, and converted into US dollars using the exchange rate noted above.

• See Compensation discussion and analysis on page 33 for details about calculating market value when the units vest.

Incentive plan awards — value vested or earned in 2011

	Option awards — value vested	Share awards — value vested	Non-equity incentive plan compensation —
Name	during the year ($)	during the year ($)	value earned during the year ($)
Patrick J. Mars	240.03	—	—
John Begeman	240.03	—	—
Alexander Davidson	6,987.54	—	—
Richard Graff	240.03	—	—
Robert Horn	240.03	—	—
Nigel Lees	240.03	—	—
Juvenal Mesquita Filho	240.03	—	—
Carl Renzoni	240.03	—	—
Antenor Silva	240.03	—	—
Dino Titaro	240.03	—	—

Notes

• Option awards — value vested during the year is based on the difference between the option exercise price and the closing price of Yamana common shares on the TSX on the vesting date. Of the options granted in 2009, one-third vested on grant, one-third on the first anniversary and one-third on the second anniversary date.

• No share awards vested in 2011 because DSUs vest when a director retires or steps down from the board and the units are paid out in cash.

• Mr. Davidson joined the board on August 31, 2009 and his option awards were granted on December 18, 2009.

EXECUTIVE COMPENSATION

2011 overview

Yamana is a Canadian based gold producer run by an entrepreneurial team, and overseen by a very engaged board of directors.

The company has quickly established itself as a producer with significant gold production, gold development stage properties, exploration properties and land positions, and expects to increase production by over 60 percent by 2014. We attribute this success to many factors, including entrepreneurial drive, depth of management and strong leadership from the board.

We plan to grow organically — building mineral reserves and resources around our existing properties, getting new mines into operation as quickly and cost-effectively as possible, operating efficiently to keep output high and costs low — all of which maximize cash flow to fund our growth, and allows us to pay dividends to our shareholders.

Our efforts this year not only set new records — it was essential progress toward achieving our goals for 2014.

We increased our total proven and probable mineral reserves, we brought a new mine into production well ahead of schedule and are on track to bring on two more in 2012 and another in 2013. We had record production in gold equivalent ounces (GEO), our by-product cash cost was among the lowest in the industry, and we had record cash flow and adjusted earnings. We increased the dividend twice in 2011. And we derived significant value from Agua Rica through our sale option agreement with Xstrata and Goldcorp, ensuring the investment we made in 2007 will have a significant payoff.

We now have seven low-cost mines in production and three coming on stream, a pipeline of projects, an aggressive exploration program focused on organic growth, and an enviable financial base, strongly positioning us to achieve our objectives for 2012, our production goals for 2014 and long-term growth for our shareholders.

2011 named executives are:

•   Peter Marrone, Chairman and Chief Executive Officer

•   Charles Main, Executive Vice President, Finance and Chief Financial Officer

•   Ludovico Costa, President and Chief Operating Officer

•   Darcy Marud, Senior Vice President, Exploration

•   Greg McKnight, Senior Vice President, Business Development

Their compensation this year recognizes this excellent performance.

We look at trends over extended periods (normally one, three and five years), and favour longer periods when reviewing pay for performance, which we believe is more appropriate to the business of mining. A longer-term view also takes the focus away from short-term performance that may not create long-term benefits. Turn to page 43 for a discussion of our approach to pay for performance.

The table below shows the total compensation paid to our named executives for the last five years and the total compensation as a percentage of net income and shareholder equity.

	Total compensation paid to	Total compensation paid to the named	Total compensation paid to the named executives
Year	the named executives ($)	executives as a percentage of net income (%)	as a percentage of shareholder equity (%)
2011	27,878,680	5	0.39
2010	22,457,086	5	0.32
2009	23,606,692	12	0.35
2008	11,996,632	3	0.18
2007	7,240,954	9	0.25

You will find a detailed discussion of our performance starting on page 52, and our 2011 compensation decisions on page 57.

Share performance

The graph below compares our total shareholder return (TSR) to the capital markets for the past five years, ending December 31, 2011.

It shows the change in value of $100 invested in Yamana common shares on December 31, 2006, including reinvested dividends, compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold index for the same period (assuming dividends are reinvested).

At December 31	2006	2007	2008	2009	2010	2011
S&P/TSX Composite Index	$100.00	$109.83	$73.58	$99.38	$116.87	$106.69
S&P/TSX Global Gold	100.00	96.04	97.52	104.92	132.90	114.83
Peer group average(1)	100.00	114.45	83.09	133.12	172.09	144.11
Yamana Gold	$100.00	$84.19	$61.72	$78.38	$83.41	$98.11
Total direct compensation of the named executives (000s)	$7,685	$14,850	$11,997	$23,607	$22,457	$25,120

(1) Average of all companies in Yamana’s peer group (see page 45 for the peer group)

Total shareholder return (TSR) represents the overall financial benefits generated for shareholders. It can also be considered a measure of how the market evaluates the overall performance of a company over a specified period. Our approach is to assess one and three year performance, along with five years, because a review of moderate or short term, intermediate and longer term performance provides a broader view of actual performance and more effectively demonstrates the results of strategic decision-making.

Yamana repositioned itself in 2008 when the financial crisis caused share and commodity prices to fall significantly. This was true for the entire industry. Since the start of 2009, the industry has been functioning in the reality created by the financial crisis. This has established a new reference point for longer term share performance, including a three year period.

The following charts show our three year absolute share price performance, as well as our 2009 to 2011 relative shareholder returns compared to the average of our peers.

Three year absolute share price performance

Change in investment value

Yamana vs. Yamana peer group average (see page 45)

2011 was an important year for Yamana, because of how we performed in a volatile global market. We posted a 19 percent increase in our share price in 2011 while the indexes and our peer group dropped in value, continuing our steady and consistent increase in share value since 2008. In the case of our peer group, the average drop in share price in 2011 was 17 percent, representing a cumulative differential in share price compared to Yamana of 36%. We believe that performing as well as we have against our peers in such a volatile period demonstrates our ability to deliver value to shareholders. Total direct compensation awarded to the named executives has kept pace with our share performance.

The following charts show our relative 2011 share performance and returns, compared first to the average of our peers and then against our 10 gold mining peers.

Change in investment value

Yamana vs. Yamana peer group average (see page 45)

Change in investment value

Yamana vs. Yamana peers (see page 45)

2011 was a volatile year for global markets. There were significant sell-offs of sovereign debt in both the US and Europe mid-year, but by the end of the year, equity markets had partially recovered, led by the US Dow Jones Index.

The S&P/TSX Composite Index declined 11 percent in 2011, reflecting continued investor uncertainty about the prevailing economic environment in general. Equity markets have been depressed since the 2008 financial crisis, and the Index ended the year at 14 percent below its closing price in 2007.

Central bankers around the world, such as China and Europe, followed the United States in lowering interest rates as the year progressed. This ensured ample liquidity but fuelled speculation about future inflationary pressures during a low-growth economic recovery.

The economic environment supported the gold price, which reached a record high of $1,920 in September before closing at $1,563 after sharp price corrections. Gold continues to maintain its status as a “safe haven” in uncertain times compared to stocks and fluctuating currencies. The average spot price of gold increased 28 percent in 2011, and at the end of the year was 122 percent higher than in 2007.

Despite the strong performance of gold as a commodity in 2011, a strong disconnect between the price of bullion and the share prices of major gold producers developed during the year. The S&P/TSX Global Gold Index declined 14 percent in 2011, even though it is up 16 percent since 2007. Yamana was one of the few companies that went against the trend and performed better than the gold price.

Compensation discussion and analysis

The board’s compensation committee is responsible for executive compensation at Yamana. The committee is made up of five independent directors, including experts in finance, operations and mining. Two of the members also sit on the compensation committees of several corporations, and most have had experience working as senior executives of other mining companies. All of them have the skills and experience necessary to make decisions about Yamana’s compensation policies and practices. Turn to page 9 for more information about these directors.

Throughout this compensation discussion and analysis, we and our mean the board’s compensation committee.

Approach

Yamana’s success is due in large part to the entrepreneurial drive of its management team, and we structure executive compensation to maintain that spirit.

We motivate Yamana executives to focus on the success of the company by establishing a strong link between performance and compensation while building equity ownership. At the same time, we make sure compensation is in line with what peer companies in the mining industry are paying, so we can attract executive talent when we need to, and keep and motivate the highly qualified and experienced team we have now. Our peers are mining companies with similar economic and business challenges.

We have adopted eight principles:

•        Focus on retaining highly qualified and experienced executives who have a proven track record of performance.

•        Make sure compensation is fair, reasonable to shareholders, and takes into consideration what comparable mining companies are paying for similar positions.

•        Make a significant portion of total compensation variable and link it to individual and corporate goals and performance, as well as performance relative to our peers.

•        Make an appropriate portion of total compensation equity based, aligning the interests of our executives and shareholders.

•        Pay for performance to deliver long-term results for our shareholders and compensate our executives competitively.

•        Emphasize long-term performance to better reflect the business of mining and take the focus away from short-term performance that may not create long-term benefits.

•        Maintain internal pay equity so executives in similar positions and locations are compensated fairly.

•        Make sure compensation is transparent to the named executives and to our shareholders.

Pay for performance

We align pay with performance using a rigorous process.

We strive to achieve superior performance relative to our peers (at the 75th percentile and higher), and pay our executives at the same level. This motivates our executives, rewards our shareholders, and helps keep the focus on our long-term success.

We assess corporate performance using two kinds of measures, which are also used to assess performance under our annual incentive plan (see page 48 for details about the plan).

Absolute measures

Absolute measures support our corporate strategy. These align with our corporate objectives published in our annual report and vary from year to year. The measures for 2011 fall into six categories:

•   operational targets

•   financial targets

•   mine development goals

•   business development

•   exploration targets

•   safety measures

Relative measures

Relative measures compare our performance against our peers. The relative indicators for 2011 are:

•   production growth per share — measures growth

•   cash cost per gold ounce — measures the cost-effectiveness of operations

•   cash flow/revenue per share — measures the ability to generate cash to finance future growth

•   total shareholder return (TSR) — combines share price and dividends to show total return to the shareholder

We compare relative performance for each quarter, and over one, three and five years.

Assessment

First, we discuss the company’s performance against the absolute and relative measures, and use our discretion to give more weighting to performance that is more strategically important. Retaining this flexibility is core to our process and essential for maintaining an entrepreneurial spirit. As part of this process, the chairman of the compensation committee conducts interviews with each committee chair to best understand their view on compensation design and risk tolerance, along with their views of management performance in accordance with their respective areas.

Then we check that our past decisions have effectively rewarded pay for performance. We review compensation decisions for each named executive for the past three years, to assess whether compensation we awarded aligned with our actual performance over time. We also compare each named executive’s total direct compensation in the previous year with compensation paid by our peers for similar positions, to determine our relative total direct compensation, and confirm that it aligned with our relative performance that year.

Finally, we recommend total direct compensation for each named executive based on this assessment, and on the executive’s individual performance.

Turn to page 52 for details about our 2011 pay for performance analysis.

Peer group

We compare our compensation structure and levels with a peer group of companies, and use the same peer group to assess our relative performance.

Our 2011 peer group included 17 publicly traded gold companies that we compete with for talent. They were selected with the help of the independent consultant after an in-depth review of many factors including, for example, company size, geographical location, market capitalization, total revenue, total assets, cash flow per share, earnings per share, quality of resources, degree of complexity and scope of operations.

2011 peer companies		Business description (from Capital IQ, a Standard and Poor’s Business)
1.	Agnico-Eagle Mines Limited	Exploration, development and production of mineral properties in Canada, Finland and Mexico (through its subsidiaries). Primarily explores for gold, as well as silver, copper, zinc and lead
2.	AngloGold Ashanti Limited	Exploration and production of gold
3.	Barrick Gold Corporation	Production and sale of gold and copper
4.	Centerra Gold Inc.	Exploration, development, mining and processing, as well as production of gold properties in the Kyrgyz Republic, Mongolia, Turkey, Russia and the United States
5.	Eldorado Gold Corporation	Discovery, exploration, development, production and reclamation of gold properties in Brazil, the People’s Republic of China, Greece and Turkey (through its subsidiaries)
6.	First Quantum Minerals Ltd.	Worldwide mining and metals company
7.	Freeport-McMoRan Copper & Gold Inc.	Exploration, mining and production of mineral resources
8.	Gold Fields Limited	Acquisition, exploration, development and production of gold properties
9.	Goldcorp Inc.	Acquisition, development, exploration and operation of precious metal properties
10.	IAMGOLD Corporation	Exploration, development and production of mineral resource properties
11.	Inmet Mining Corporation	Exploration, development and production of mineral properties, primarily copper, zinc and pyrite
12.	Kinross Gold Corporation	Mining and processing gold ores (together with its subsidiaries)
13.	New Gold, Inc.	Acquisition, exploration, extraction, processing and reclamation of mineral properties
14.	Newmont Mining Corporation of Canada Ltd.	Acquisition, exploration and production of gold and copper properties (together with its subsidiaries)
15.	Rangold Resources Limited	Exploration and mining of gold mines in west and central Africa (together with its subsidiaries)
16.	Southern Copper Corp.	Mining, exploring, smelting and refining copper ores in Peru, Mexico and Chile
17.	Teck Resources Limited	Diversified mining, mineral processing and metallurgical company
	Yamana Gold Inc.	Gold and other precious metals mining, and related activities including exploration processing and reclamation

Starting in 2011, we also use a secondary comparator group, the S&P/TSX60 Index, to review our decisions against the broader market and provide another level of assurance.

Share ownership

We believe that equity based compensation helps executives build share ownership, aligning their interests with those of our shareholders. As of December 14, 2011, we require the CEO to hold Yamana common shares and/ or DSUs equal to at least three times his annual base salary within three years of assuming the position and maintaining this level of ownership throughout his tenure.

The Chairman and CEO currently holds over 25 times his base salary in common shares and DSUs, reflecting his strong commitment as founder of Yamana. You will find a table listing his current share ownership on page 58.

Annual risk review

We review the executive compensation program every year to make sure it reflects good business practices, is in line with regulatory expectations and is structured so executives are not encouraged to take excessive risks. Our independent consultant carries out this review every year.

The 2011 review involved:

•   meeting with the compensation committee

•   conducting interviews with members of the compensation committee and the Chairman and CEO to best understand our view on compensation design and risk tolerance, and how the two are and should be interrelated

•   reviewing all documented material relating to the board governance process and our compensation system

•   conducting a thorough review and analysis of our executive compensation program and practices

•   assessing our business, compensation and governance framework against the Financial Standards Board (FSB) Principles for Sound Compensation Practices and Implementation Standards.

The compensation review confirmed that the structure and design of executive compensation does not encourage the named executives any employees who work in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company. Yamana has the proper practices in place to effectively identify and manage risk.

We do not emphasize short-term performance indicators to reach short-term goals, and ensure that sustainability and financial accountability remain a focus.

Independent advice

We have been working with Global Governance Advisors (GGA) for the past three years to help structure, assess and award compensation. GGA is independent of management, well qualified and represents the interests of shareholders when working with the board.

We take GGA’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately make our own decisions and recommendations for the board to approve.

This table shows the fees paid to GGA for its services in 2011 and 2010 (GGA agreed to keep their fees the same as 2010). They did not provide any other services to Yamana in 2011.

GGA Executive compensation advisory services	2010	2011
Executive compensation related fees
(see our process on page 47)	770,710	770,710
All other fees
(education session for directors on emerging trends and best practices, performance management planning, human resources strategies, director compensation review, compensation risk review, review of the change-of- control agreements, review of executive pension plan)	487,350	487,350
Total fees	1,258,060	1,258,060

Compensation structure and decision-making process

Our compensation process starts at the beginning of every year, when we assess and confirm our philosophy, program guidelines and structure.

At the end of every year, we apply a rigorous process to assess performance and award compensation. This includes corporate, group and individual performance reviews for each named executive, in consultation with the independent consultant.

At the beginning of each year
Review structure	We review our overall compensation philosophy and structure for named executives and recommend any changes to the board for approval.
Confirm peer group	We review and confirm the peer group of companies we use to:
• compare our compensation structure and levels
• assess our relative performance when making compensation decisions.
Establish performance measures

We work with the CEO to develop performance measures and levels that will be used to assess corporate performance and determine annual bonus payouts for the named executives. We monitor the company’s performance against these measures throughout the year.

Assess risk and	We review the overall incentive plan design and the selected performance measures to:
confirm approach	• consider potential payouts under different scenarios
• ensure a balanced approach to risk
• make sure our decision-making process, incentive plans and compensation governance do not give executives incentive to take excessive risks or make inappropriate decisions.
Executive compensation is budgeted at the 50th percentile compared to our peers.
At the end of each year
Review performance	We review corporate performance at mid-year and at the end of the year. The board and/or the compensation committee assesses the performance of the named executives throughout the year, during specific business reviews and board committee meetings.
The Chairman and CEO completes a review of each named executive’s individual performance against corporate and personal objectives and against targets.
Look at competitive	The independent consultant prepares a comprehensive report that includes:
positioning	• market salary forecasts from six consulting firms
• estimated compensation paid by our peers in the current year, at the 25th, 50th, 75th and 90th percentiles
• a comparison of each named executive’s compensation in the previous year against the peer estimates, to determine the market position of the executive’s:
• base salary
• total cash compensation
• total direct compensation
• pay mix
• a comparison against the secondary comparator group
Review past compensation	We review historical pay for performance for the named executives for the previous three years.
Awards	The CEO reviews proposed compensation for each named executive using our pay for performance protocol, and recommends their annual bonuses, RSU grants and the following year’s salary.

We review each executive’s annual performance, competitive positioning, past compensation and the recommendations from the CEO, and discuss total compensation based on performance, market practice and board-approved compensation philosophy, consulting with our independent consultant.

We then recommend CEO compensation and compensation for other named executive officers. The board has final approval unless authority has been delegated.

Components

The executive compensation plan includes short-term and long-term compensation, and a benefits and perquisites package.

The table below explains how each element supports our compensation philosophy. We assess each element separately, and together these are considered total compensation. Short term and long-term compensation together make up each executive’s total direct compensation.

Short-term compensation	Awarded based on performance, the executive’s position in the company and relative to our peer group.
Base salary	Forms the basis for attracting, comparing and remaining competitive with our peer groups. Fixed, and used to determine other elements of compensation and benefits.
Established at the beginning of the year based on compensation surveys at the end of the previous year.
Annual cash bonus	Links pay to individual and corporate achievements.
Variable, and paid in cash at the end of the year based on the previous year’s performance. Bonuses are not paid unless a threshold level of performance is achieved.
Supplemental bonus	Rewards executives for exceptional performance or results.

Cash or stock-based bonus based on financial performance, achieving certain corporate objectives, individual performance or exceptional corporate events (like acquisitions and extraordinary operational or financial results).

Long-term compensation	Links pay to long-term performance and promotes equity ownership.

Awarded at the end of the year based on the previous year’s performance, the executive’s potential to contribute to our future success and the executive’s position in the company. Calculated as a percentage of base salary.

Ultimate value is based on our share price over time.
Restricted share units	RSUs vest over three years, and can be exchanged for Yamana common shares or cash.
Stock options	Options vest over three years, and give the holder the right to buy Yamana common shares.
Not awarded in 2011	We have not granted stock options since 2009.
Deferred share units (DSUs) See Deferred share unit plan on page 33	The Chairman and CEO receives his long-term compensation in the form of DSUs, based on performance. They vest and are paid out in cash only when he leaves the company.
Other compensation	Awarded based on the executive’s position in the company and relative to our peers.
Pension, benefits and perquisites See page 62 for information about our pension plan	Designed to be competitive overall with equivalent positions, to promote greater executive satisfaction through choice, and to manage program and administrative costs.
Includes a defined contribution pension plan, introduced in 2009, supplementary life, medical, dental and disability insurance, and a taxable cash allowance for specific perquisites.

Base salary

Base salaries take into consideration each executive’s responsibilities, experience and past performance. They also reflect what our peers are paying for similar positions in the highly competitive environment we operate in.

Annual cash bonus

The annual cash bonus is awarded based on both corporate and individual performance, using the same measures we use in our pay for performance assessment (see page 43).

Corporate targets are developed to support our corporate strategy and vary from year to year. They align with our corporate targets published in our annual report. We also track our performance in four performance indicators against our peer group, who are all direct competitors and share the same economic and business challenges. See page 43 for more about how we analyse our relative performance.

Individual performance is measured against individual objectives set at the beginning of the year. These include goals that support the corporate objectives, along with successful performance and accomplishments within their department or area of responsibility and demonstrated leadership and commitment to Yamana.

Long-term incentives

The table below is a summary of our policies for awarding long-term incentives and their vesting terms. These are set out in our RSU plan, share incentive plan or the equity based compensation policy.

Long-term incentives	Restricted share units (RSUs)	Options (none awarded since 2009)
Who is eligible	Full-time employees, executive officers and eligible contractors of Yamana or an affiliate	Employees, executive officers, directors and consultants of Yamana or an affiliate
Award	Each RSU can be exchanged for one Yamana common share, or for cash. Awards can also include additional RSUs as dividend equivalents (these have not been granted to date).

Each option gives the holder the right to buy one Yamana common share
Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Basis for award	We award RSUs at our discretion, but can establish performance criteria at any time.	The board grants options at its discretion, based on our recommendation, or delegates authority to us. We can, however, establish performance criteria at any time.
On December 16, 2010 we changed the share incentive plan to limit any option grants to a none-executive director to $100,000 per year and require shareholder approval to increase this limit.
There are no fixed entitlements to stock options.
Vesting	Vest over three years:	Vest over three years:
	• 1/3 on first anniversary date of grant	• 1/3 on first anniversary date of grant
	• 1/3 on second anniversary date	• 1/3 on second anniversary date
	• 1/3 on third anniversary date	• 1/3 on third anniversary date
Exercise	For each RSU that vests, the participant is issued:	Options can be exercised after they vest.
	• a Yamana common share, or	The exercise price must be equal to or lower than
	• cash (at Yamana’s option) calculated using the market value of Yamana common shares on the vesting date.	the closing price of Yamana common shares on the TSX on the trading day immediately preceding the grant.
Market value is based on a formula using the price of a Yamana common share over the five trading days immediately preceding the vesting date.

We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan.
Options have a term of up to 10 years as determined by the board, and the options expire at the end of the term. If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the tenth day after the end of the blackout period.

Transferability	Cannot be transferred or assigned, except to an estate.	Cannot be transferred or assigned, except to an estate.

Restricted share units

Restricted share units are awarded under our restricted share unit plan, introduced in 2008.

The board administers the plan in consultation with the compensation committee. We or the board can change or discontinue the plan at any time, as long as discontinuing it does not reduce a participant’s rights under the RSUs already granted.

We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:

•   change the number of securities that can be issued under the plan

•   change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•   make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders

•   change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate.

The board can make any other changes to the plan without shareholder approval, as long as we receive the required regulatory approval, including (among others):

•   housekeeping changes

•   adding or changing the vesting provisions of an RSU or the plan

•   changing the termination provisions of an RSU or the plan

•   making a change to comply with securities laws

•   making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of.

Options

Options to buy Yamana common shares are awarded under our share incentive plan, introduced in 2004 and subsequently amended. You can find a copy of the plan on SEDAR (www.sedar.com). The board administers the plan in consultation with the compensation committee. Either the board or committee can change or terminate the plan at any time.

Options are an important element of director compensation and are available on a limited basis to align the interests of directors and shareholders.

The board can make the following amendments to the plan as long as it receives both shareholder and regulatory approval:

•   change the number of securities that can be issued under the plan

•   change the definition of ‘participants’, when it narrows, broadens or increases the participation of insiders

•   add any form of financial assistance

•   change a financial assistance provision to make it more favourable to participants

•   add a cashless exercise feature, payable in cash or securities, as long as it does not allow deduction of the number of underlying securities from the plan reserve

•   add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company

•   make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense, or the expense of our existing shareholders.

The board can make any other changes to the plan without shareholder approval, as long as it receives the required regulatory approval, including (among others):

•   housekeeping changes

•   changing or adding to the vesting provisions of an option or the plan

•   changing the termination provisions of an option or the plan as long as it doesn’t extend it beyond the original expiry date

•   adding a cashless exercise feature, payable in cash or securities, that allows deduction of the number of underlying securities from the plan reserve.

Changes in 2010

On December 16, 2010, we changed the share incentive plan to:

•   limit any option grants to a non-executive director to $100,000 per year

•   require shareholder approval to increase this limit

•   apply new withholding tax requirements when stock options are exercised.

This change did not require shareholder approval.

Other options to acquire Yamana common shares

Yamana assumed obligations for options as part of several business acquisitions, two of which were completed on October 13, 2007 and have options outstanding as of December 31, 2011. Both are governed by the original stock option plans.

		Options outstanding
	Options assumed	(as of December 31, 2011)
	under the acquired	Each option can be exercised to
Acquisition	company’s stock option plan	acquire one Yamana common share
Northern Orion Resources Inc.	6,816,007	38,010
Meridian Gold Inc.	2,175,262	19,087

2011 performance and compensation

Yamana had an excellent year. We achieved all of our absolute performance measures, and performed in the top quartile in all of our relative performance measures.

We increased our total proven and probable mineral reserves, we brought a new mine into production well ahead of schedule and are on track to bring on two more in 2012 and another in 2013. We had record production in gold equivalent ounces (GEO), our by-product cash cost was among the lowest in the industry, and we had record cash flow and adjusted earnings. We increased the dividend twice in 2011.

And, importantly, we derived significant value from Agua Rica through our sale option agreement with Xstrata and Goldcorp, ensuring the investment we made in 2007 will have a significant payoff.

ABSOLUTE PERFORMANCE

This section includes highlights of our absolute performance this year. You will find more details in our MD&A. Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See Appendix B on page 71 for details, and for information about how we calculate GEO.

Operational targets

Produce 1.1 to 1.14 million GEO	☒	achieved
Increase production quarter after quarter	☒	achieved

We had record production this year of 1.1 million GEO, a 5 percent increase over 2010.

This was in large part the result of significant increases at our core mines, El Peñón (+11%), Gualcamayo (+18%), Chapada (gold/copper) and Jacobina, and keeps us well on track to achieve our goals for growth.

Financial targets

Continue to focus on cost containment with by-product costs expected to be below $250 per GEO	☒	achieved
Continue to deliver strong financial results and significant free cash flow	☒	achieved

Higher sales, strong metal prices and successful cost containment all contributed to several new financial records this year:

•   by-product cash cost was $50 per GEO, among the lowest in the industry

•   revenue increased by 29 percent

•   cash flow increased by 48 percent

•   cash and equivalents were up 67 percent at year end

•   dividends increased twice in 2011, to $0.20 per share, and again in the first quarter of 2012, indicating that higher cash flow levels are sustainable.

Revenue grew 29 percent this year to $2.2 billion, and has grown 36 percent year over year since 2007.

Adjusted earnings grew 59 percent this year and have grown 33 percent year over year since 2007.

Cash flow is critical to our growth, and since 2007 has grown by over 50 percent every year, or $1.70 per share.

In 2011 we generated over $1.2 billion of cash flow, an increase of over 48 percent over last year. This is the result of increasing commodity prices and our 5 percent growth in production, but also reflects the more significant increases in production at Chapada, El Peñón and Gualcamayo, which were the highest contributors to our cash flow.

While revenue and cash flow are increasing, costs remain low. By-product cash cost in 2011 was among the lowest in the industry, at $50 per GEO.

Mine development goals

Advance four development projects expected to begin production over the next two years and contribute an additional 440,000 GEO of production annually	☒	achieved

The new Mercedes mine poured its first gold ahead of schedule this year. By the end of the year, Ernesto/Pau-a-Pique was 75 percent complete and C1 Santa Luz 60 percent complete, with more than a year left before scheduled production. These results demonstrate we can quickly turn ounces in the ground to cash flow, and underlines the strength of our growth plans for 2012 and 2013.

Business development goals

Unlock further value within the existing portfolio:	☒	achieved
• Agua Rica - announce and complete strategic transaction
• Suyai - continue engagement with stakeholders to advance the project
• Jeronimo - first mineral reserve estimate and a pre-feasibility study in 2011

A key value-adding step this year was the finalization of the Agua Rica sale option agreement with Xstrata and Goldcorp in September 2011.

We acquired Agua Rica in October 2007 when we gained control of Northern Orion Resources Inc. The acquisition was completed at an attractive valuation multiple, given the cash flow generation from Alumbrera and the development potential at Agua Rica. This uniquely structured transaction facilitates the integration of Agua Rica into Alumbrera, adds considerable value to Yamana, and gives us significant exposure to the project’s future gold production.

Exploration targets

Focus exploration on several new areas of mineralization discovered in 2009 and 2010	☒	achieved
Increase gold mineral reserves and gold mineral resources	☒	achieved

One of Yamana’s strengths is our ability to generate value from our existing properties. Our approach is to find new ounces at our mines and development projects, and to quickly convert them to producing mines that generate cash flow. We use a conservative gold price in our estimates (one that is lower than our peers) so our results represent the success of our exploration rather than higher metal prices.

Proven and probable reserves have increased over 64 percent since 2007, supporting our planned production of 1.75 ounces starting in 2014.

Growth in mineral reserves and resources

In 2011 we converted more mineral resources to mineral reserves than we depleted, and increased our proven and probable mineral reserves by 9 percent for gold, and by more than 11 percent on a gold equivalent basis. Major contributors were El Peñón, Jacobina, Jeronimo and Mineral Florida. We replaced our measured and indicated resources and increased inferred GEO mineral resources by 39 percent to over 10 million ounces, thanks to new discoveries on existing properties and significant extensions to known deposits.

(See Appendix C on page 73 for details, and for information about grades and tonnes for mineral and reserves and resources as at December 31, 2011)

Safety measures

Uphold best practices and international standards in safety, health, environmental protection and community relations	☒	achieved

Our social responsibility efforts are key considerations in all that we do, and this year we made progress on all of the areas we focus on: safety, health, environment and community relations. You will find full details of our 2011 corporate social responsibility program in the 2011 sustainability report, which will be published in mid-2012.

RELATIVE PERFORMANCE

We reviewed our relative performance against our peer group, for each quarter, and for one, three and five years.

Quartile	What it shows relative to peer group
Top	75th to 100th percentile
Third	50th to 75th percentile
Second	25th to 50th percentile
Bottom	25th percentile and below

Yamana achieved top quartile performance relative to competitors (75th percentile or higher) in all four of the relative performance measures in 2011. The compensation committee and the board of directors use these as a guideline when evaluating compensation, looking at moderate or short term, intermediate and longer term performance. All four measures are considered together — no individual measure is used on its own — and they are reviewed in conjunction with our absolute measures, which track our operational results.

Measure	What it means	2011 results relative to our peers (one-year)
Production growth (gold ounces)	Measures the amount production has increased in the year. Calculated as follows:	78th percentile
• current gold equivalent ounces produced minus the previous gold equivalent ounces produced divided by
• previous gold equivalent ounces produced

Cash cost per gold ounce

Measures the cost-effectiveness of our operations.
Includes all direct and indirect operating cash costs related directly to the physical activities of producing metals, less all by-product revenue.
Costs include mining, processing and other plant costs, the cost of third-party refining and marketing, on-site general and administrative costs, royalties and mine production taxes.

100th percentile

Cash flow/Revenue per share	Measures our ability to generate cash to finance future growth. Calculated as follows:	100th percentile
• total cash flow or revenue generated divided by
• weighted average number of common shares outstanding

Total shareholder return (see page 40 for more about share performance)	The appreciation in our share price assuming dividends are reinvested, to show total return to the shareholder. Calculated as follows:	95th percentile
• ending share price less beginning share price plus dividends paid divided by
• beginning share price

2011 compensation decisions

The table below is a summary of total direct compensation for the named executives in 2011. You can find a full three year history of total compensation (including pension and other compensation) in the summary compensation table on page 59.

				Long-term awards
		2011	Annual	RSUs	Value of	Total direct	Variable
		salary	cash bonus	awarded	award	compensation	compensation as a
Named executive	Title	($)	($)	(#)	($)	($)	percentage of total
Peter Marrone (see page 58)	Chairman and Chief Executive Officer	1,299,300	4,358,275	434,834	5,691,947	11,349,522	90.4%
Charles Main	Executive Vice President, Finance and Chief Financial Officer	424,118	1,475,000	136,947	1,831,376	3,730,494	88.6%
Ludovico Costa	President and Chief Operating Officer	472,500	1,575,000	146,899	1,954,057	4,001,557	88.2%
Darcy Marud	Senior Vice President, Exploration	297,413	1,175,000	112,735	1,509,865	2,982,278	90.0%
Greg McKnight	Senior Vice President, Business Development	371,103	1,175,000	112,735	1,509,865	3,055,968	87.9%

The annual cash bonus and long-term incentive awards all increased this year, based on our analysis of:

•   our performance against the absolute and relative performance measures

•   each executive’s individual performance and past compensation

•   our analysis of past compensation relative to peers

•   our estimate of peer compensation for 2011.

We awarded 434,834 DSUs to the Chairman and CEO and 509,316 RSUs to other named executives, which together represented approximately 0.002% of the total number of common shares outstanding on December 31, 2011.

We did not award any stock options or stock appreciation rights in 2011, and no common shares were issued on exercise of any outstanding stock appreciation rights. No stock appreciation rights are outstanding.

We increased base salaries for the named executives for 2012 by between 3 percent and 6 percent to account for inflation, cost of living increases and following a review of our peers. The Chairman and CEO’s increase was 3 percent.

Chairman and CEO

Compensation review

Under Mr. Marrone’s strong leadership and direction, Yamana has made steady progress over the years and grown into a dependable million-ounce-plus producer. Our 2011 results kept us on track to achieve our goals for 2014, and our share price reflected that progress by moving into a new range.

•   Record cash flow

•   Record adjusted earnings

•   Record GEO production

•   First gold pour in Mexico

•   Delivered shareholder value

•   Increased dividend 83 percent

The table below shows Mr. Marrone’s total direct compensation this year and for the previous two years (not including pension and other compensation).

		Annual	Long-term awards		Total direct
	Salary	cash bonus	DSUs	Options	compensation
2011	1,299,300	4,358,275	5,691,947	—	11,349,522
2010	1,290,807	3,880,233	3,977,858	—	9,148,898
2009	1,098,796	5,000,000	2,854,648	830,499	9,783,943

Mr. Marrone’s 2011 pay mix reflects a higher weighting on long-term incentives and reduced weighting on salary and annual bonus to align more closely with our peers.

Share ownership

As of December 14, 2011, the CEO is required to hold Yamana common shares and/or DSUs equal to at least three times his annual base salary within three years of assuming the position and maintaining this level of ownership throughout his tenure.

The table below shows Mr. Marrone’s holdings as of December 31, 2011.

	Value of	Value of	Total value of common	Share ownership	Shareholding
	Common shares	DSUs	shares and DSUs	requirements	requirements met / as a
Year	($)	($)	($)	($)	multiple of base salary
2011	14,774,121	19,713,357	34,487,478	3,658,014	yes / 28x

The value of common shares and DSUs is calculated as follows:

	Common		Year-end closing
	shares (#)	DSUs (#)	price on the TSX	Date	US price / exchange rate
2011	1,000,279	1,334,689	Cdn$15.02	Dec. 30, 2011	$14.77 / Cdn$1.0170 = $1.00
2010	1,000,279	891,684	Cdn$12.77	Dec. 31, 2010	$12.84 / Cdn$0.9946 = $1.00
2009	1,000,279	533,521	Cdn$12.00	Dec. 31, 2009	$11.47 / Cdn$1.0466 = $1.00

2011 details

Summary compensation table

The table below shows the compensation paid to our five named executives for the financial years ended December 31, 2011, 2010 and 2009. All amounts are in US dollars.

We started paying salaries in US dollars in 2011. In the table below, the amounts paid in 2009 and 2010 have been converted to US dollars using the following exchange rates:

• Cdn$0.9946 = $1.00 (December 30, 2010)

• Cdn$1.0466 = $1.00 (December 30, 2009)

Non-equity incentive
plan compensation
($)
			Share-based	Option-based	Annual	Long-term	Pension	All other	Total
Name and		Salary	awards	awards	incentive	incentive	value	compensation	compensation
principal position	Year	($)	($)	($)	plans	plans	($)	($)	($)
Peter Marrone	2011	1,299,300	5,691,947	—	4,358,275	—	1,103,272	101,433	12,554,237
Chairman and Chief Executive Officer	2010 2009	1,290,807 1,098,796	3,977,858 2,854,648	— 830,499	3,880,233 5,000,000	— —	728,279 1,175,234	103,949 61,833	9,981,125 11,021,010

Charles Main Executive Vice President, Finance and Chief Financial Officer	2011 2010 2009	424,118 422,280 382,190	1,831,376 1,315,397 906,351	— — 243,073	1,475,000 1,298,941 1,578,246	— — —	376,065 347,535 378,033	43,359 83,356 5,529	4,149,918 3,467,509 3,493,422

Ludovico Costa President and Chief Operating Officer	2011 2010 2009	1,954,057 472,500 450,000	1,954,057 1,433,207 970,185	— — 263,329	1,575,000 1,410,648 1,643,151	— — —	405,639 389,725 418,630	44,433 125,321 26,193	4,451,629 3,831,402 3,771,488

Darcy Marud Senior Vice President, Exploration	2011 2010 2009	297,413 275,000 275,000	1,509,865 1,027,860 713,944	— — 202,561	1,175,000 1,011,850 1,150,206	— — —	303,923 270,658 285,041	35,088 35,088 35,088	3,321,289 2,620,456 2,661,840

Greg McKnight Senior Vice President, Business Development	2011 2010 2009	371,103 369,495 334,416	1,509,865 931,743 646,660	— — 202,561	1,175,000 919,217 1,177,185	— — —	306,157 260,248 291,837	39,482 75,891 6,273	3,401,607 2,556,594 2,658,932

Notes

•   Share-based awards are DSUs for Mr. Marrone and RSUs for the other named executives:

•   2011 — the total value granted on June 17, 2011 at a grant value of Cdn$11.03 ($US10.85), and on December 22, 2011 at a grant value of Cdn$15.61 (US$15.35)

•   2010 — the total value granted on June 17, 2010 at a grant value of Cdn$10.82, and on January 10, 2011 at a grant value of Cdn$11.79

•   2009 — the total value granted on May 12, 2009 at a grant value of Cdn$9.91, and on December 18, 2009 at a grant value of Cdn$12.11

•   No option-based awards were granted in 2011 or 2010. Options were granted on May 12, 2009 at a price of Cdn$9.91 ($9.47) per share, vested one-third on grant, one-third on May 12, 2010 and one-third on May 12, 2011 and expire on May 12, 2014. The value of awards has been calculated using the Black-Scholes-Merton model and calculated under Canadian GAAP.

•   All other compensation for Mr. Marrone includes the dollar value of dividends earned in 2009, 2010 and 2011 and perquisites. DSUs vest and are paid out in cash when Mr. Marrone retires as Chairman and CEO or when his employment is terminated.

•   Mr. Costa was appointed President and Chief Operating Officer on September 1, 2009.

Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2011. All amounts are in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.0170 = $1.00 reported by the Bank of Canada on December 30, 2011.

	Option-based awards				Share-based awards
						Market or payout
	Number of			Value of	Number of	value of share-	Market or payout
	securities	Option		unexercised	shares or units	based awards	value of share-based
	underlying	exercise	Option	in-the-money	of shares that	that have not	awards not paid out
	unexercised	price	expiration	options	have not vested	vested	or distributed
Name	options (#)	($)	date	($)	(#)	($)	($)
Peter Marrone	410,000	9.74	May 12, 2014	2,062,300	1,334,689	19,713,357	—
Charles Main	120,000	9.74	May 12, 2014	603,600	246,127	3,635,296	—
Ludovico Costa	130,000	9.74	May 12, 2014	653,900	267,166	3,946,042	—
Darcy Marud	100,000	9.74	May 12, 2014	503,000	199,668	2,946,096	—
Greg McKnight	100,000	9.74	May 12, 2014	503,000	192,320	2,840,566	—

Notes

Option-based awards

•  Options that expire on March 12, 2014 were granted on May 12, 2009 and vested one-third on grant, one-third on May 12, 2010 and one-third on May 12, 2011.

•  Of the options expiring on May 29, 2014, one-third vested on grant, one-third on May 29, 2010 and one-third on May 29, 2011.

•  Value of unexercised in-the-money options is based on the difference between the option exercise price and the market price of Yamana common shares of Cdn $15.02 ($14.77) on the TSX on December 30, 2011.

Share-based awards

•  Represent DSUs for Mr. Marrone and RSUs for the other named executives.

•  Market or payout value of share-based awards (all unvested) has been calculated using the market price of Yamana common shares of Cdn $15.02 ($14.77) on the TSX on December 30, 2011, and converted into US dollars using the exchange rate noted above.

•  See Long-term incentives on page 49 for details about calculating market value when the units vest.

Value vested or earned in 2011

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2011. All amounts are in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.0170 = $1.00 reported by the Bank of Canada on December 30, 2011.

	Option awards — Value vested	Share awards — Value vested	Non-equity incentive plan compensation —
Name	during the year ($)	during the year ($)	Value earned during the year ($)
Peter Marrone	220,032	—	4,358,275
Charles Main	64,400	1,122,680	1,475,000
Ludovico Costa	69,767	915,016	1,575,000
Darcy Marud	53,667	713,260	1,175,000
Greg McKnight	53,667	714,320	1,175,000

Notes

•  Option awards granted in 2009 vested one-third on grant, one-third on May 12, 2010 and one-third on May 12, 2011. Their value is calculated using the market price of Yamana common shares on May 12, 2011 of Cdn$11.55 ($11.35) less the exercise price, multiplied by the number of vested options.

•  Share awards are calculated by multiplying number of RSUs vested by the market price of Yamana common shares on vesting date. Mr. Marrone is the only named executive who holds DSUs. DSUs vest and are paid out in cash when he retires from Yamana or his employment is terminated.

•  Non-equity incentive plan compensation is the annual cash bonus paid to each named executive. See the Summary compensation table, above for more information.

Equity compensation plan information

RSU plan

A total of 19,800,000 common shares are reserved for issue under the plan, representing approximately 2.7 percent of our total issued and outstanding common shares as of March 20, 2012.

Options (share incentive plan)

No more than 24,900,000 common shares may be issued for reserve under the plan, representing approximately 3.3 percent of our total issued and outstanding common shares as of March 20, 2012.

As of March 20, 2012, there were options to purchase 1,513,010 common shares outstanding and exercisable under all share incentive plans (1,475,000 under the Yamana share incentive plan and 38,010 under the Northern Orion Resources Inc. plan. These represent approximately 0.2 percent of our total issued and outstanding common shares. Outstanding options that are cancelled or terminated will be available to be re-granted.

The plan provides for a total maximum reserve of 5 percent of our issued and outstanding common shares that can be issued to any person. The maximum number of common shares that can be issued to insiders under either plan, or any other security based compensation arrangement, is 10 percent of the total issued and outstanding common shares.

The table below shows the details of our equity compensation plans for the year ended December 31, 2011.

Securities authorized for issue under equity compensation plans

	Number of securities to	Weighted-average price	Number of securities
	be issued upon exercise	of outstanding options,	remaining available for
	of outstanding options,	warrants and rights	future issuance under equity
Plan category	warrants and rights	($)	compensation plans
Equity compensation plans	1,532,097 — options	Cdn$9.90 — options	5,100,619 — options
(approved by shareholders)	1,964,727— RSUs	Cdn$12.40 — RSUs	16,099,688 — RSUs
Equity compensation plans (not approved by shareholders)	—	—	—
Total	1,532,097 — options		5,100,619 — options
	1,964,727— RSUs	—	16,099,688 — RSUs

Retirement benefits

We introduced a defined contribution pension plan for executives (executive pension plan) effective January 1, 2009 that is competitive with the market. The Chairman and CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

Changes made to retirement benefits in 2011

On January 1, 2012, we notified participants of the executive plan that we would be reducing our contribution rates to 15 percent for senior vice-presidents and above, including the CEO, and to 12 percent for vice presidents or equivalent positions. Special or one-time bonuses are not included. We also capped company contributions at $1 million for each executive, including the CEO.

For executives other than the CEO, these changes will take effect on January 1, 2014, following a two-year notice period, as specified in the pension plan for changes that reduce a benefit. For the CEO, the change took effect as of January 1, 2012. The following is a description of the plans.

2011 retirement benefits

Executive pension plan to the end of 2013

In 2011, Yamana contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan as follows:

•   president, executive and senior vice presidents or equivalent — 20 percent of annual base salary and annual cash bonus

•   vice presidents or equivalent — 15 percent of annual base salary.

CEO pension plan to the end of 2011

In 2011, Yamana contributed 20 percent of the CEO’s annual base salary and annual cash bonus to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:

•   group registered retirement savings plan

•   non-registered retirement savings plan

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($22,450 in 2011) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. For executives who participate outside Canada, all contributions are directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2011.

	Accumulated value at start of year	Compensatory	Accumulated value at year end
Name	($)	($)	($)
Peter Marrone	2,637,824	1,103,272	3,741,096
Charles Main	967,472	376,065	1,004,537
Ludovico Costa	998,907	405,639	1,404,546
Darcy Marud	656,597	303,923	960,520
Greg McKnight	758,130	306,157	1,064,287

Termination and double trigger change of control

Name	Notice period	Severance on termination(2)	Severance on double trigger change of control(3)	Benefits	Stock options(1)	RSUs (1)
Peter Marrone	3 months	3 times annual salary and bonus	2 times highest annual salary and bonus	Comparable to current benefits for a period of three years(2), or 0.25 times highest annual salary and bonus(3)	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	n/a	Immediate vesting

Charles Main	90 days	2 times highest annual salary plus, after March 1, 2013, two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting	n/a

Ludovico Costa	90 days	2 times highest annual salary plus, after March 1, 2013, two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting	n/a

Darcy Marud (4)	6 months	18 months salary and bonus that will be calculated using the two-year average of other cash or cash equivalent awards under any bonus plans plus prorated bonus for year of termination	24 months salary, and a bonus that will be calculated using the two-year average of other cash or cash equivalent awards under any bonus plans plus prorated bonus for year of termination

Continued contribution until earlier of one month after new employment and one month after eligible for Medicare, or a lump sum equal to our total cost for employee benefits for 24(2) months or 36(3) months, plus payment of post-retirement medical care payments and allowance for outplacement services equal to 15% of salary

					According to plan provisions	According to plan provisions	n/a

Greg McKnight	90 days	2 times highest annual salary plus, after March 1, 2013, two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting	n/a

Yamana has employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if a named executive’s employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Notes

(1)     See Long-term incentives on page 49 and Deferred share unit plan on page 33 for more information.

(2)     Paid on termination for any reason other than cause (not including a change of control). See also footnote 4 for Mr. Marud.

(3)     Paid on a double trigger change of control (a change of control followed by a termination or other triggering event). See also footnote 4 for Mr. Marud.

(4)     Mr. Marud’s contract has continued with Meridian Gold Inc. since Yamana’s acquisition in 2007. On termination for any reason other than cause, Mr. Marud is also entitled to a lump sum amount equal to 18 times his monthly vehicle allowance. On termination for any reason other than cause after two years following a change of control, Mr. Marud is also entitled to reimbursement of reasonable financial advisor/consultant fees for 6 months and a lump sum amount equal to 24 times the monthly vehicle allowance.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment to him following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination

The tables below show the estimated incremental payments that would be paid to each named executive if he had been terminated without cause on December 31, 2011. All amounts are shown in US dollars and have been converted using the exchange rate on December 30, 2011 of Cdn$1.0170 = $1.00.

Name	Multiple	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	3	3,658,014	13,074,825	25,500	16,758,339
Charles Main	2	848,236	—	12,400	860,636
Ludovico Costa	2	945,000	—	19,200	964,200
Darcy Marud	1.5	446,120	1,762,500	146,112	2,354,732
Greg McKnight	2	742,206	—	16,400	758,606
Total	—	6,639,576	14,837,325	219,612	21,696,513

The values of the DSUs and RSUs have been calculated using Cdn$15.02 ($14.77), the closing price of Yamana common shares on the TSX on December 30, 2011. Mr. Marrone holds DSUs and the other named executives hold RSUs.

Name	DSUs/RSUs ($)
Peter Marrone	19,713,357
Charles Main	3,635,296
Ludovico Costa	3,946,042
Darcy Marud	2,949,096
Greg McKnight	2,840,566
Totals	33,084,357

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental payments that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2011. All amounts are shown in US dollars and have been converted using the exchange rate on December 30, 2011 of Cdn$1.0170 = $1.00.

Name	Multiple	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	2	2,438,676	8,716,550	304,835	11,460,061
Charles Main	2	848,236	2,950,000	12,400	3,810,636
Ludovico Costa	2	945,000	3,150,000	19,200	4,114,200
Darcy Marud	2	594,826	2,350,000	188,112	3,132,938
Greg McKnight	2	742,206	2,350,000	16,400	3,108,606
Total	—	5,568,944	19,516,550	540,947	25,626,441

The values of the DSUs and RSUs have been calculated using Cdn$15.02 ($14.77), the closing price of Yamana common shares on the TSX on December 30, 2011. Mr. Marrone holds DSUs and the other named executives hold RSUs.

Name	DSUs/RSUs ($)
Peter Marrone	19,713,357
Charles Main	3,635,296
Ludovico Costa	3,946,042
Darcy Marud	2,949,096
Greg McKnight	2,840,566
Total	33,084,357

The terms of a change of control vary by named executive according to the terms of employment agreements.

Peter Marrone

A change of control means any of the following:

•        an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over, our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding

•        approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person

•        the sale of at least 25 percent of our net assets to a person who is not affiliated with Yamana (within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year

•        approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or

•        if Yamana:

•         becomes insolvent or generally is not able to pay its debts as they become due

•         confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors

•         is involved in any proceeding seeking:

•        to adjudicate it as bankrupt or insolvent

•        liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors, or

•        relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or

•            any corporate action that authorizes any of the above.

Charles Main, Ludovico Costa and Greg McKnight

A change of control means any one or more of the following:

•        a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares hold less than 50 percent of the outstanding shares of the successor corporation after the transaction is completed

•        the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50 percent of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)

•        a resolution to wind up, dissolve or liquidate Yamana

•        any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20 percent or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)

•        the nominated directors in this circular do not constitute a majority of the board because of or related to a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving Yamana or any of our affiliates and another corporation or other entity, or

•        the board adopts a resolution that a change of control as defined above has occurred or is imminent.

Darcy Marud

Mr. Marud’s employment contract was grandfathered when we acquired Meridian Gold Inc.

A change of control means the completion of:

•        a sale, transfer or other disposition of all or substantially all of our property or assets other than to an affiliate, within the meaning of Rule 405 of Regulation C adopted under the United States Securities Act of 1933 (as amended)

•        a merger or consolidation of Yamana other than with an affiliate

•        any change in the direct or indirect holding of our shares that results in a person, or a group of persons or persons acting jointly or in concert, or persons associated or affiliated with the person or group within the meaning of section 13(d)(3) of the United States Securities Exchange Act of 1934 (as amended) to be able to exercise effective control and that a person or group of persons holding more than 30 percent of the votes attached to the shares and/or other securities directly or after the conversion, that may be cast to elect directors of the company, shall be deemed to be able to exercise effective control, and that no other person or group of persons at the time of the acquisition hold more than 30 percent of the votes, or

•        the incumbent directors no longer constitute a majority of the board by the end of the first 12 months from the date of the change of control.

Other information

Liability insurance

We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is Cdn$100 million and our total premiums were Cdn$803,000 in 2011. The policies carry a deductible of Cdn$1,000,000 for any securities law claims and Cdn$500,000 for all other claims.

Loans to directors and executive officers

We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2011 or as of the date of this circular.

In addition, none of our directors or executive officers, or their associates, have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information

You can find additional financial information in our comparative financial statements and management’s discussion and analysis (MD&A) for the fiscal year ended December 31, 2011, in our 2011 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

Appendix A

Charter of the board of directors

I. General

The Board of Directors (the “Board” is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

II. Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

III. Responsibilities

The Board’s responsibilities shall include:

•        Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•        The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•        Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•        Enhancing congruence between shareholder expectations, Company plans and management performance.

•  Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•  Satisfying itself as to the integrity of the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•  The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•  Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•  Obtaining periodic reports from management on the Company’s operations.

•  Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•  The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

• With the assistance of the Corporate Governance and Nominating Committee:

•	Developing the Company’s approach to corporate governance.
•	Reviewing the composition of the Board and ensuring it respects its independence criteria.
•

The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•	Reviewing and approving annual disclosure of the Company’s corporate governance policies.
•	Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.
•	Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.
•

Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

• With the assistance of the Audit Committee:

•	Ensuring the integrity of the Company’s internal controls and management information systems.
•	Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.
•	Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.
•	Reviewing the Company’s insurance program to ensure adequacy of coverage.
•	Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.
•	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.
•	Assessing the independence of the auditors.

• With the assistance of the Compensation Committee:

• Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer (“CEO”) compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO’s compensation level based on this evaluation.

• Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

• Reviewing executive compensation disclosure before the Company publicly discloses such information.

• With the assistance of the Sustainability Committee:

• Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

• Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

• Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

IV. Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

Dated: March 20, 2012.

Appendix B

Non-GAAP measures

We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS).

We believe that non-GAAP measures, when considered in conjunction with measures determined in accordance with IFRS, help investors better evaluate our underlying performance. Non-GAAP measures do not have a standardized meaning prescribed under IFRS, and our definitions may not be comparable to similar measures presented by other companies. The measures are intended to give investors supplementary information and should not be considered on their own or as a substitute for measures of performance prepared in accordance with IFRS.

Co-product and by-product cash costs

Some investors use cash costs per GEO and cash costs per pound of copper information to determine our ability to generate earnings and cash flows for use in investing and other activities. We believe these are a better measure of the ability of our operating mines to generate cash flows.

We calculate cash costs per GEO using the Gold Institute’s Production Cost Standard, and on a co-product and by-product basis. Co-product cash costs allocate operating cash costs separately from metals (gold and copper) based on an estimated or assumed ratio. By-product cash costs deduct copper by-product revenues from the calculation of cash costs of production per GEO. Both are calculated on a weighted average basis.

Adjusted earnings and adjusted earnings per share

Some investors and analysts use adjusted earnings and adjusted earnings per share to evaluate our performance. We believe these are a better indication of our profitability from operations because they exclude items that we do not consider to be meaningful in evaluating our past financial performance or the future prospects, or that could hinder a comparison of our period-to-period profitability.

We calculate adjusted earnings and adjusted earnings per share by excluding the following from net earnings:

• stock-based compensation

• unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items

• unrealized foreign exchange (gains) losses related to other items

• unrealized (gains) losses on commodity derivatives

• impairment losses

• deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt

• mark-to-market (gains) losses on share-purchase warrants.

• write-down of investments and other assets and any other non-recurring adjustments.

We may adjust for unusual non-recurring events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008. These are reviewed periodically based on materiality and the nature of the event or circumstance.

You can find a reconciliation of adjusted earnings to net earnings as well as a discussion of the adjusting items on our website at www.yamana.com/2011.

Cash flows generated from operations before changes in non-cash working capital

We believe cash flows generated from operations before changes in non-cash working capital provides useful information to investors about our cash flows from operations and is meaningful in evaluating our past financial performance and future prospects.

We calculate it by excluding non-cash movements in working capital from cash flows generated from operations after changes in non-cash working capital.

Appendix C

Mineral reserves (proven and probable)

	Proven mineral reserves			Probable mineral reserves			Total proven & probable
As of December 31, 2001	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alumbrera (12.5%)	31,000	0.37	369	1,000	0.24	8	32,000	0.36	376
Chapada	135,650	0.22	970	278,880	0.26	2,347	414,530	0.25	3,317
C1 Santa Luz	19,752	1.55	987	10,860	1.37	478	30,612	1.49	1,465
El Peñón	1,636	7.95	418	9,719	5.71	1,783	11,355	6.03	2,202
Ernesto/Pau a Pique	2,279	3.86	283	5,884	2.69	508	8,163	3.01	791
Fazenda Brasileiro	3,123	2.57	258	1,488	2.10	101	4,611	2.42	359
Gualcamayo	15,400	1.05	518	43,500	1.20	1,676	58,900	1.16	2,194
Jacobina	6,482	2.16	450	16,315	2.96	1,555	22,797	2.74	2,005
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,682	3.88	1,082
Mercedes	492	9.12	144	4,804	5.31	820	5,296	5.66	964
Minera Florida Ore	2,998	3.50	338	2,005	4.74	306	5,004	4.00	643
Minera Florida Tailings	5,661	1.09	198	—	—	—	5,661	1.09	198
Total Minera Florida	8,659	1.93	536	2,005	4.74	306	10,665	2.45	842
Pilar	—	—	—	11,098	4.04	1,440	11,098	4.04	1,440
Total Gold Mineral Reserves	230,824	0.77	5,732	387,885	0.91	11,305	618,709	0.86	17,038
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
El Peñón	1,636	225.82	11,879	9,719	174.83	54,631	11,355	182.18	66,511
Mercedes	492	106.77	1,690	4,804	54.44	8,408	5,296	59.31	10,099
Minera Florida Ore	2,998	20.19	1,946	2,005	31.42	2,026	5,004	24.69	3,972
Minera Florida Tailings	5,661	12.96	2,359	—	—	—	5,661	12.96	2,359
Total Minera Florida	8,659	15.46	4,305	2,005	31.42	2,026	10,665	18.46	6,330
Total Silver Mineral Reserves	10,788	51.54	17,875	16,528	122.44	65,065	27,316	94.44	82,940
Agua Rica	384,871	3.73	46,176	524,055	3.33	56,070	908,926	3.50	102,246

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	31,000	0.37	253	1,000	0.28	6	32,000	0.37	259
Chapada	135,650	0.30	891	220,010	0.29	1,419	355,660	0.29	2,310
Total Copper Mineral Reserves	166,650	0.31	1,144	221,010	0.29	1,425	387,660	0.30	2,569
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,789

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Zinc	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	2,998	0.99	65	2,005	1.34	59	5,004	1.13	125
Total Zinc Mineral Reserves	2,998	0.99	65	2,005	1.34	59	5,004	1.13	125

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Molybdenum	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	31,000	0.013	9	1,000	0.014	0.3	32,000	0.013	9
Total Moly Mineral Reserves	31,000	0.013	9	1,000	0.014	0.3	32,000	0.013	9
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral resources (measured, indicated and inferred)

Mineral resources are exclusive of mineral reserves.

	Measured mineral resources			Indicated mineral resources			Total measured & indicated			Inferred mineral resources
As of December 31, 2011	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	—	—	—	—	—	—	—	—	—	1,390	7.90	351
C1-Santa Luz Shallow	3,243	1.00	104	5,792	1.07	199	9,035	1.04	303	2,638	1.19	101
C1-Downdip Extension	—	—	—	3,046	2.85	279	3,046	2.85	279	3,217	3.63	376
Total C1 Santa Luz	3,243	1.00	104	8,837	1.68	478	12,081	1.50	582	5,855	2.53	476
Chapada	40,760	0.16	212	258,681	0.24	1,978	299,441	0.23	2,190	358,960	0.10	1,182
El Peñón	604	10.17	198	1,306	5.93	249	1,910	7.28	447	5,257	6.55	1,107
Ernesto/Pau a Pique	204	6.28	41	2,083	1.50	100	2,287	1.92	141	4,868	1.87	293
Fazenda Brasileiro	127	1.82	7	2,361	1.92	146	2,488	1.91	153	4,728	3.45	525
Gualcamayo	7,244	1.20	279	26,325	0.99	840	33,569	1.04	1,119	10,259	1.90	626
Jacobina	12,259	2.22	876	15,303	3.08	1,515	27,562	2.70	2,391	15,814	2.68	1,362
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Mercedes	57	7.50	14	1,809	3.00	174	1,866	3.13	188	3,293	3.98	421
Rey del Oro	—	—	—	—	—	—	—	—	—	4,020	0.68	88
Total Mercedes	57	7.50	14	1,809	3.00	174	1,866	3.13	188	7,313	2.16	509
Minera Florida	1,321	6.21	264	1,471	5.60	265	2,792	5.89	529	3,457	5.32	591
Pilar	—	—	—	1,094	4.51	159	1,094	4.51	159	6,785	4.19	915
Pilar - Caiamar	—	—	—	703	4.76	108	703	4.76	108	1,380	3.30	150
Total Pilar	—	—	—	1,797	4.62	267	1,797	4.62	267	8,165	4.06	1,065
Suyai	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Total Gold Mineral	82,347	0.91	2,397	458,743	0.73	10,796	541,090	0.76	13,192	465,991	0.61	9,142
Resources
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz.(000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	—	—	—	—	—	—	—	—	—	1,390	73.00	3,270
Chapada	—	—	—	82,161	1.43	3,775	82,161	1.43	3,775	27,553	1.11	982
El Peñón	604	231.90	4,505	1,306	163.87	6,879	1,910	185.40	11,384	5,257	274.89	46,458
Mercedes	57	34.51	63	1,809	32.25	1,876	1,866	32.32	1,939	3,293	41.97	4,443
Rey del Oro	—	—	—	—	—	—	—	—	—	4,020	21.77	2,814
Total Mercedes	57	34.51	63	1,809	32.25	1,876	1,866	32.32	1,939	7,313	30.87	7,257
Minera Florida	1,321	32.00	1,354	1,471	30.00	1,409	2,792	30.78	2,763	3,457	44.00	4,884
Suyai	—	—	—	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
Total Silver Mineral	1,982	92.92	5,922	91,447	5.94	17,462	93,429	7.78	23,384	45,870	43.01	63,426
Resources
Agua Rica	27,081	2.35	2,042	173,917	2.89	16,158	200,998	2.82	18,200	642,110	2.33	48,124

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada	40,760	0.19	167	176,520	0.21	818	217,280	0.21	986	331,407	0.17	1,218
Total Copper Mineral	40,760	0.19	167	176,520	0.21	818	217,280	0.21	986	331,407	0.17	1,218
Resources
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Zinc	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	1,321	1.75	51	1,471	1.70	55	2,792	1.72	106	3,457	1.43	109
Total Zinc Mineral	1,321	1.75	51	1,471	1.70	55	2,792	1.72	106	3,457	1.43	109
Resources

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Molybdenum	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

Reporting notes:

1.  Metal prices and cut-off grades:

Mine	Mineral reserves	Mineral resources
Alumbrera (12.5%)	$1,400 Au, $3.20 Cu, $17.00 Mo and 0.22% CuEQ	N/A
Amancaya	N/A	1.0 g/t Aueq OP, 3.4 g/t Aueq UG
Caiamar	N/A	1.5 g/t Au cut-off
Chapada	$950 Au, $2.50 Cu, $4.40 NSR cut-off for Chapada Mine	$3.53 NSR cut-off out of pit for Chapada Mine
	$900 Au; 0.2 g/t Au cut-off for oxides and 0.3 g/t	0.2 g/t Au cut-off for oxides and 0.3 g/t
	Au cut-off for sulphide in Suruca project	Au cut-off for sulphide in Suruca project
C1-Santa Luz	$950 Au for C1, Antas 2, Antas 3 and $750	0.5 g/t Au cut-off for C1-Santa Luz Shallow and
	Au Mansinha and Mari, 0.5 g/t Au cut-off	1.5 g/t Au cut-off for C1 Downdip Extension
El Peñón	$950 Au, $20.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$825 Au, 1.0 g/t UG, 0.3 g/t Au OP cut-off for Ernesto and PP and $950 Au, 0.7 g/t Au cut-off for Lavrinha	0.3 g/t OP, 1.0 g/t UG for Ernesto/PP and 0.3 g/t for Lavrinha
Fazenda Brasileiro	$950 Au, 1.00 g/t Au UG and 0.80 g/t Au OP cut-off	0.5 g/t cut-off UG and 0.25 g/t Au OP cut-off
Gualcamayo	$950 Au, 1.00 g/t Au UG and 0.15 g/t Au Open Pit cut-off	1.00 g/t Au UG and 0.15 g/t Au OP cut-off
Jacobina	$950 Au, 1.17 g/t Au cut-off	0.5 g/t Au cut-off for Jacobina Mines and 1.5 g/t
Au cut-off for Pindobaçu Project
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Mercedes	$950 Au, $20.00 Ag, 3.0 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t
Aueq cut-off for Rey del Oro
Minera Florida	$950 Au, $20.00 Ag, $1 lb Zn, 2.51g/t Aueq cut-off and Florida tailings cut-off N/A	2.5 g/t Aueq cut-off
Pilar	$900 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 g/t Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.  All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.  All mineral resources are reported exclusive of mineral reserves.

4. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

	Qualified persons for mineral reserves	Qualified persons for mineral resources
Alumbrera	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc
Amancaya	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Chapada

Porfirio Cabaleiro Rodriguez, BSc Mine Eng, MAIG, Coffey Mining Pty Ltd (for all of Chapada, excluding Suruca) and Raul Contreras, MAusIMM, Member of Chilean Mining Commission, Senior Consultant, Resource Estimation, Metalica Consultores S.A. (for Suruca)

Porfirio Cabaleiro Rodriguez, BSc Mine Eng, MAIG, Coffey Mining Pty Ltd (for all of Chapada, excluding Suruca) and Raul Contreras, MAusIMM, Member of Chilean Mining Commission, Senior Consultant, Resource Estimation, Metalica Consultores S.A. (for Suruca)

C1 Santa Luz	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc. (for all of C1 Santa Luz excluding C1 extension) and Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc. (for C1 extension)

El Peñón	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Ernesto/ Pau-a -Pique	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Fazenda Brasileiro	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Gualcamayo

Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Gualcamayo, excluding QDD Lower) and Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A. (for QDD Lower)

Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Jacobina	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Jeronimo	Guillermo Bagioli Arce, MAusIMM , Member of Chilean Mining Commission, Metálica Consultores S.A.	Dominique François-Bongarçon, Ph.D, FAusIMM, Agoratek International
La Pepa	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Mercedes	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.
Minera Florida	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Pilar

Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A. (for Jordino) and Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Jordino Extension)

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc. (for Jordino) and Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc. (for Jordino Down Dip, Tres Buracos, HG and Ogo Extension)

Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Agua Rica	Enrique Munoz Gonzalez, MAusIMM	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

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